INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON EQUIFUND CROWD FUNDING PORTAL ONLY. DO NOT COPY OR DISTRIBUTE.

OFFERING STATEMENT

Assure Health Corporation

ASSURE HEALTH

Offering of a
Minimum of 25,000 Shares of Common Stock ($25,000)
up to a
Maximum of 1,070,000 Shares of Common Stock ($1,070,000)

Address for Notices and Inquiries:

Assure Health Corporation

Jeffrey Nadel
CEO and Director

4500 North State Road 7, Ste 102
Lauderdale Lakes, FL 33319
954.686.5766
IR@myassurehealth.com

With a Copy of Notices to:

Bevilacqua PLLC

Louis A. Bevilacqua, Esq.

1050 Connecticut Ave., NW, Suite 500
Washington, DC 20036
202.869.0888
lou@bevilacquapllc.com

OFFERING STATEMENT
Assure Health Corporation

Offering of a
Minimum of 25,000 Shares of Common Stock ($25,000)
up to a
Maximum of 1,070,000 Shares of Common Stock ($1,070,000)

	Offering Price	Crowdfunding Platform Commissions [1]	Proceeds to Company [2]
Per Share of Common Stock	$1.00	$0.07	$0.93
Minimum Shares of Common Stock Sold	$25,000	$1,750	$23,250
Maximum Shares of Common Stock Sold	$1,070,000	$74,900	$995,100

We are offering shares of our common stock at a price per share of $1.00. We are offering a minimum of 25,000 shares for $25,000 and up to a maximum of 1,070,000 shares for $1,070,000. The minimum investment that you may make is $500. We are offering the shares of our common stock to prospective investors through the crowdfunding platform available at https://equifund.com and each subdomain thereof, which we refer to as the Platform. The Intermediary, who operates the Platform, is registered with the Securities and Exchange Commission, which we refer to as the SEC, as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority, which we refer to as FINRA. We are required to pay a commission to the Intermediary equal to 7% of gross monies raised in the offering and to issue to the Intermediary a number of shares of our common stock equal to 7% of the total shares of common stock sold in the offering.

(1) In addition to the commission payable to the Intermediary, we will incur offering costs. The offering costs primarily consist of legal and accounting expenses payable to our counsel and accounting firm. We expect that the offering costs will total approximately $15,000 not including marketing costs. We are also required to issue to the Intermediary as additional consideration a number of shares of our common stock equal to 7% of the shares sold in the offering.

(2) No assurance can be given that all or any portion of the securities offered hereby will be sold. Your funds will be held in an escrow account established by the Intermediary with Prime Trust, which we refer to as the escrow agent, in compliance with applicable securities laws, until the minimum offering amount is reached. The subscription amount for the shares may be paid to the escrow account by wire transfer or other electronic funds transfer in accordance with the instructions provided on the Platform and will be held in escrow until satisfaction of all the conditions to the closing. The closing of this offering is subject to, among other things, subscriptions for the $25,000 minimum amount being received in the escrow account from qualified investors, which qualified investors may include executive officers and directors of our company and their affiliates. This offering may be closed at any time after the minimum number of shares of common stock is sold, in one or more closings, and on or before February 15, 2022. If we do not raise the minimum amount offered by February 15, 2022, then we will return all funds received in the escrow account to investors without interest.

The date of this offering statement is February 15, 2021

TABLE OF CONTENTS

PAGE NUMBER

LIST OF EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Offering Page
Exhibit C	Subscription Agreement
Exhibit D	Pitch Deck
Exhibit E	Video Transcript

GENERAL OFFERING INFORMATION

This offering statement is furnished solely to prospective investors through the crowdfunding platform available at https://equifund.com and each subdomain thereof. Equifund Crowd Funding Portal Inc., which, collectively with its subsidiaries and affiliates, we refer to as Equifund or the Intermediary, operates the Platform and is registered with the SEC and is a member of FINRA.

Our corporate name is Assure Health Corporation. We were originally formed in Wyoming as a limited liability company on May 29, 2020 and subsequently converted to a Delaware corporation, effective January 1, 2021. We are a digital health and telehealth company focused on a suite of virtual and remote care enablement services, including remote patient monitoring ("RPM") technologies, which enable clinicians to monitor patients' vital signs and other physiologic parameters remotely. We are offering shares of our common stock at a price per share of $1.00 with a minimum investment of $500 required. We are offering a minimum of $25,000 of our common stock and a maximum of $1,070,000 of our common stock.

We are offering shares of our common stock in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, which we refer to as the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Company will file a report with the SEC annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold in this offering by the Company or another party, or (5) the liquidation or dissolution of the Company.

The shares being offered may not be transferred by any investor during the one year period beginning when the shares are issued, unless the shares are transferred: (i) to our company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the shares, and it may be difficult or impossible for an investor to sell or otherwise dispose of the shares.

No person other than our company has been authorized to provide prospective investors with any information concerning our company or the offering or to make any representation not contained in this offering statement. To invest in the shares being offered, each prospective investor will be required to (i) register for an investor account with the Platform, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the shares and (iii) execute the subscription documents. We reserve the right to modify any of the terms of the offering and the subscription documents at any time before the offering closes.

Certain information contained in this offering statement constitutes "forward looking statements" that can be identified by the use of forward looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this offering statement, including estimates of returns or performance, are "forward looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties including the risk factors described in this offering statement, actual events or results or the actual performance of the securities may differ materially from those contemplated in such forward looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of our company or the Intermediary. Neither the delivery of this offering statement at any time nor any sale of securities under this offering statement shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this offering statement.

Company	Assure Health Corporation is a Delaware corporation that was originally formed on May 29, 2020 as a limited liability company in Wyoming, which was subsequently converted into a Delaware corporation, effective January 1, 2021. We do business as Assure Health and were formerly domiciled in Wyoming under the name of Azure Holdings, LLC. We are building and operating a digital health and telehealth platform that enables patients to receive remote healthcare services, specifically suited to their particular medical needs. Assure Health has combined telemedicine with remote patient monitoring to extensively expand access to remote patient monitoring and a suite of technology-enabled, virtual care services that aim to keep patients safe and healthy at home.
Use of Proceeds	We are seeking financing through the sale of the shares of our common stock (as described below under Securities Offered) in order to provide funding for general marketing and advertising, leasing costs, the repayment of outstanding indebtedness and general working capital. See "Question 10" below for further information.
Securities Offered	Shares of common stock of our company for $1.00 per share in a minimum amount per investor of $500.
Targeted Offering Amount; Oversubscriptions Accepted; Maximum Offering Amount	The targeted offering amount is 25,000 shares of common stock or $25,000. We will accept subscriptions in excess of the targeted amount in our discretion. The maximum offering amount is 1,070,000 shares of our common stock or $1,070,000.
Low Target Amount; No other funds may be Raised	The initial purchasers of our common stock in this offering risk that we will not raise sufficient funds to sustain the growth of our company. The minimum amount of securities that must be sold for our company to accept subscriptions is $25,000 of securities. Once we raise the $25,000 minimum in this offering, we intend to accept subscriptions as they are received. Thus, investors who purchase securities prior to the offering being subscribed in full will bear the risk of whether there will be additional investors to complete the offering or that our company would be able to raise funds in another manner. Even if we raise the maximum amount, we will need to raise additional capital in the future. Our officers, other employees and directors may invest in this offering and any funds that they invest would be counted toward our achievement of the minimum offering amount.
Capital Stock	
Authorized Capitalization	As of the date of this offering statement, our authorized capital stock consists of 15,000,000 shares of common stock, $0.00001 par value per share. As of the date of this offering statement, a total of 10,687,000 shares of common stock are outstanding, and no shares of preferred stock are outstanding.
Dividends	Dividends will be declared if and when determined by the Board of Directors of our company in its sole discretion. We do not expect to declare any dividends for the foreseeable future.

Voting and Control	Holders of common stock are entitled to one vote per share of common stock. We do not have any voting agreements in place. We do not have any shareholder agreements in place.
Anti-Dilution Rights	The shares of common stock do not have anti-dilution rights, which means that future equity financings and future issuances of the company's equity securities will dilute your ownership percentage of our company.
Board of Directors; Management Team; Board of Advisors	The business and affairs of our company are managed, and all corporate powers are exercised by or under the direction of our Board of Directors. The current Board members are Jeffrey Nadel and Craig Bolz. The senior executives of the Company oversee the day-to-day operations of our company subject to the Board's oversight. Jeffrey Nadel serves as the CEO and Treasurer of our company and oversees all of our operations as well the accounting function. Craig Bolz serves as the COO and Secretary of our company and oversees the operations of our company.

Shares Being Sold under 4(a)(6) Crowdfunding Exemption	We are offering the securities in reliance on the exemption from registration requirements of the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section.
	
	The following limitations apply to investment amounts by individual investors in this offering:
	
	• Individual investors, over the course of a 12-month period, are permitted to invest in the aggregate across all crowdfunding offerings up to:
	
	• If either their annual income or net worth is less than $107,000, then the greater of:
	
	    • $2,200 or
	
	    • 5 percent of the lesser of their annual income or net worth.
	
	• If both their annual income and net worth are equal to or more than $107,000, then 10 percent of the lesser of their annual income or net worth; and
	
	• During the 12-month period, the aggregate amount of securities sold to an investor through all crowdfunding offerings may not exceed $107,000, regardless of the investor's annual income or net worth.

Transfer Restrictions	The securities will be issued without registration under the Securities Act pursuant to the crowdfunding exemption under Section 4(a)(6) of the Securities Act. The securities may not be transferred by any purchaser of such securities during the one-year period from when the securities were first issued unless such securities are transferred: (1) to the issuer of the securities; (2) to an accredited investor; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. We will be under no obligation to register the resale of the securities under the Securities Act.

High-Risk Investment	An investment in the securities involves a high degree of risk and is suitable only for investors who can afford to lose their entire investment. See "Risk Factors" for a description of certain risks that you should consider in connection with an investment in our securities.

THE COMPANY

1.   **Name of Issuer.**

The name of the issuer is Assure Health Corporation. The issuer is a Delaware corporation. The issuer was previously named Azure Holdings, LLC.

ELIGIBILITY

2.   **[X] Check this box to certify that all of the following statements are true for the issuer:**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a dis- qualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? [   ] Yes [X] No**

Explain: Not applicable.

DIRECTORS OF THE COMPANY

4.   **Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:**

Jeffrey Nadel, Director   **Dates of Board Service: May 2020 - Present**

Jeff is a serial entrepreneur who has founded multiple technology companies, including Klink Technologies, Sparkpoint Media, and Beverage Advisory Group. Klink was the first app and website to legally offer on-demand beer, wine, and spirits delivery; had partnerships with Total Wine & More, AB InBev, Nestle, and Constellation Brands; and was acquired by delivery.com. He has significant experience scaling businesses and creating partnerships with Fortune 500 companies. Importantly, almost all of Jeff's business experience has involved operating compliantly, and innovating, in highly-regulated industries. Jeff has served on the boards of directors of two non-profit organizations as well as two private companies. Jeffrey received his B.A. from the University of Pennsylvania.

Mr. Nadel's Business Experience for the Last Three Years
Employer: Assure Health Corporation
Employer's Principal Business: Digital Health/Telehealth
Title: CEO
Dates of Service: May 2020 - Present
Responsibilities: Responsible for all aspects of the company, including strategy and development of business plan, investor relations, product development, strategic partnerships and day-to-day operations.

Employer: Sparkpoint Media, LLC.

Employer's Principal Business: Interactive in-store technology for retail; joint venture with multiple $10b+-revenue companies
Title: CEO
Dates of Service: November 2017 – March 2020
Responsibilities: Responsible for all aspects of the company, including strategy and development of business plan, investor relations, product development, strategic partnerships and day-to-day operations.

Employer: Beverage Advisory Group, Inc.
Employer's Principal Business: Consulting
Title: Managing Partner
Dates of Service: May 2017 - Present
Responsibilities: Responsible for all aspects of the company, including strategy and development of business plan, investor relations, product development, strategic partnerships and day-to-day operations.

Employer: KTI Residual IP Asset Holdings, LLC
Employer's Principal Business: Managing intellectual property portfolio, and licensing and sale of various intangible assets, including a patent portfolio sale to Airbnb
Title: Managing Director
Dates of Service: January 2019 – January 2020
Responsibilities: Responsible for all aspects of the company, including strategy and development of business plan, investor relations, product development, strategic partnerships and day-to-day operations.

Education: B.A. in Philosophy, Politics, and Economics – University of Pennsylvania, College of Arts and Sciences – *Magna Cum Laude*

Craig Bolz, Director   **Dates of Board Service: May 2020 - Present**

Craig is a serial entrepreneur who has founded multiple technology companies, including Klink Technologies, Sparkpoint Media, and Beverage Advisory Group. Klink was the first app and website to legally offer on-demand beer, wine, and spirits deliver; had partnerships with Total Wine & More, AB InBev, Nestle, and Constellation Brands; and was acquired by delivery.com. He has significant experience scaling businesses and creating partnerships with Fortune 500 companies. Importantly, almost all of Craig's business experience has involved operating compliantly, and innovating, in highly-regulated industries. Craig has experience serving on the boards of directors of two non-profit organizations as well as two private companies. Craig received his B.A. in Political Science from University of Central Florida.

Mr. Bolz's Business Experience for the Last Three Years
Employer: Assure Health Corporation
Employer's Principal Business: Digital Health/Telehealth
Title: COO
Dates of Service: May 2020- Present
Responsibilities: Responsible for all aspects of the company, including strategy and development of business plan, investor relations, product development, strategic partnerships and day-to-day operations.

Employer: Sparkpoint Media, LLC.
Employer's Principal Business: Interactive in-store technology for retail; joint venture with multiple $10b+-revenue companies
Title: COO
Dates of Service: November 2017 – March 2020
Responsibilities: Responsible for all aspects of the company, including strategy and development of business plan, investor relations, product development, strategic partnerships and day-to-day operations.

Employer: Beverage Advisory Group, Inc.

Employer's Principal Business: Consulting
Title: Principal and Founding Partner
Dates of Service: May 2017 - Present
Responsibilities: Responsible for all aspects of the company, including strategy and development of business plan, investor relations, product development, strategic partnerships and day-to-day operations.

Employer: KTI Residual IP Asset Holdings, LLC
Employer's Principal Business: Managing intellectual property portfolio and licensing and sale of various intangible assets, including a patent portfolio sale to Airbnb
Title: Managing Director
Dates of Service: January 2019 – January 2020
Responsibilities: Responsible for all aspects of the company, including strategy and development of business plan, investor relations, product development, strategic partnerships and day-to-day operations.

Education: B.A. in Political Science from University of Central Florida.

OFFICERS OF THE COMPANY

5. **Provide the following information about each officer (and any persons occupying similar status or performing a similar function) of the issuer:**

Jeffrey Nadel, CEO and Treasurer
See "Directors of the Company" section above.

Craig Bolz, COO and Secretary
See "Directors of the Company" section above.

PRINCIPAL SECURITY HOLDERS

6. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.**

Name of Holder*	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Jeffrey Nadel	4,363,000 Shares of Common Stock	40.83%
Craig Bolz	4,363,000 Shares of Common Stock	40.83%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Business Overview

Our corporate name is Assure Health Corporation. We are a Delaware corporation that was originally formed on May 29, 2020 for the purpose of building and operating a digital health and telehealth platform that enables patients to receive remote healthcare services, specifically suited to their particular medical needs. Assure Health has combined telemedicine with remote patient monitoring to extensively expand access to remote patient monitoring and a suite of technology-enabled, virtual care services that aim to keep patients safe and healthy at home. Assure Health Corporation was originally formed as Azure Holdings, LLC in Wyoming and has since converted to a Delaware corporation, effective January 1, 2021.

Business Plan

The Assure Health Platform

The Assure Health Platform was created in order to combine remote patient monitoring ("RPM") and telehealth, connecting patients with attentive and skillful licensed medical professionals and the latest connected device technologies, to revolutionize the way care is delivered to America's aging population of seniors. The RPM services that Assure Health enables are generally covered by Medicare for patients who qualify and who medically require such services. The process and evaluation for Assure Health patients is the following: **(1)** Assure Health's patients receive an initial audio/video telemedicine consultation with a licensed doctor, who reviews the patient's medical history, determines if there exists a medical need for the contemplated services, and puts together a personalized plan and protocol for ongoing monitoring of the patient's chronic condition(s). **(2)** Assure Health sends a set of cellular-connected, easy-to-use, connected-health devices that measure and report on biomarkers like blood pressure, blood glucose, and weight. **(3)** Patients are assigned a dedicated nurse practitioner – their personal care manager – who reviews and monitors the patient's data on a regular basis. A patient's personal care manager will intervene if the patient is ever out of range and address the situation with the patient immediately. Assure Health clinicians also have monthly calls with the patient to address their health and collaborate with the patient's primary care doctor. Assure Health clinicians do not replace a patient's primary care doctor, but rather work in close collaboration with each patient's existing doctors, enabling them to have a greater degree of observation into the patient's health on a regular basis.

We have identified a lack of meaningful, direct-to-consumer options in the remote patient monitoring space. Current RPM companies predominantly take a business-to-business SaaS approach and license their hardware and software to doctors' offices, facilities, and clinics, which are then responsible for developing and administering the program. This is burdensome to many medical practices because it requires the average medical practice to significantly change the way its clinicians and staff deliver patient care. It requires a substantial expansion of responsibilities, such as ongoing monitoring, support, and monthly reviews of collected data. If patients want to use RPM technologies to take a more active role in their health, their primary care provider or specialist must already be participating in an RPM program, which is rare.

COVID-19 has caused unprecedented changes in regulatory policies relating to telehealth and RPM, which have allowed for innovation and new business models in this space that were not previously possible. COVID-19 has caused people to be much more open-minded to telehealth. Previously, many people, especially the 65+ population, were reluctant to use, and often restricted from using or accessing, virtual care, but, in recent months, many people have shifted to telehealth for routine care and have embraced it. RPM now has a proven track record in the medical literature showing positive health outcomes, and patients are often eager to use these new technologies and methods of receiving healthcare services.

The senior patient population has the highest percentage of patients that have chronic conditions, and these patients are likely to derive the greatest benefit from RPM.

Licensed medical professionals rendering services to patients as described herein are not employed directly by us. Rather, we connect patients with independent medical professionals through the Assure Health Virtual Care Platform.

See Question 10 for additional information on the use of proceeds from this offering in executing our business plan.

Our Products and/or Services

Licensed clinicians on the Assure Health Platform create personalized virtual care plans for patients. Assure Health then provides easy-to-use connected health devices to patients so that the clinicians have insight into patients' key biomarkers on a routine basis. Each patient is assigned to a dedicated personal care manager — a nurse practitioner — who keeps an eye on the patient's health and intervenes as necessary, providing lifestyle recommendations, collaborating with the patient's primary care provider, and more. Ultimately, the Assure Health service exists to solve the problem of fragmented, episodic healthcare and to deliver a more frequent healthcare service that aims to keep patients healthy in between traditional doctors' appointments.

Based on Assure Health's current legal status, our licensed medical providers can offer services to patients in Florida, Alabama, Delaware, Georgia, Louisiana, Maine, Mississippi, Missouri, Nebraska, Ohio, Rhode Island, Utah, Virginia, and Washington, D.C. However, Assure Health is currently in the process of expanding its reach to all 50 states, a process which is expected to be completed within the next six months.

Intellectual Property

Assure Health currently has a federal trademark filing pending with the United States Patent and Trademark Office. The trademark application's serial number is 90464148 and was filed on January 13, 2021. Further, Assure Health has intellectual property rights in its proprietary software and in its trade secrets, which comprise, without limitation, clinical protocols, clinical parameters, and clinical decision-making algorithms.

Services Agreement

We have entered into a services agreement, dated June 10, 2020 with a seasoned healthcare practitioner staffing agency. Pursuant to this services agreement, we retained the agency to assist the Company in obtaining qualified contractors by sourcing and screening individuals, verifying or assisting in obtaining contractor licensure as necessary and securing liability insurance with limits of one million ($1,000,000) per incident and three million ($3,000,000) per insured for contractor(s).

We have also entered into a services agreement, dated July 5, 2020, with a leading electronic health records company. Pursuant to this services agreement, we retained the vendor to perform the following services for us: electronic health records, E-Faxing, SMS text appointment reminders, phone call reminders, and revenue cycle management. The term of the agreement is one (1) year, after which it automatically renews for successive one (1) year periods, unless either party provides the other with written notice of non-renewal at least thirty (30) days prior to the expiration of the then-current term of the services agreement. As consideration for the services provided thereunder, we pay the vendor a variable monthly fee, with a fixed monthly minimum fee. We may terminate this agreement early for any reason by providing 30 days' prior written notice and, upon such early termination, the vendor is entitled to receive an amount of cash equal to the minimum monthly fee multiplied by the number of months remaining in the contract term. We may terminate this agreement as a result of a default by the vendor, with proper notice and a 90-day cure period, without paying any early termination fee.

Supply Agreement

We have entered into agreements with multiple suppliers or manufacturers of medical devices, each of which is vetted by our clinical team. We currently utilize: (i) a cellular-enabled blood pressure monitor that measures diastolic and systolic blood pressure as well as heart rate, (ii) a cellular-enabled weight scale, which measures body weight, and (iii) a cellular-enabled glucose meter that measures blood glucose levels. We are not required to make any minimum purchases at this time.

Competition

The telemedicine, digital health, and biotechnology industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. Not all competitive technologies are relevant in each application and market. Depending on the application or service, competitors' technologies are associated with a unique set of advantages and disadvantages, which vary in magnitude relative to Assure Health. While we believe that our technologies, business model, development experience, and unique value proposition provide us with competitive advantages, we face potential competition from many different sources, including major medical technology providers and biotechnology companies. We also face competition from other platforms developing wearables technology.

Many of our competitors may have significantly greater financial resources and expertise in research and development, manufacturing, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the telemedicine and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. These competitors also compete with us in recruiting and retaining qualified scientific, clinical, and management personnel and establishing patient registration as well as in acquiring technologies complementary to, or necessary.

Governmental/Regulatory Approval and Compliance

Our business has been, and will continue to be, subject to various laws, rules, and regulations governing the healthcare industry, which may include, without limitation, laws, rules, and/or regulations promulgated or enforced by the U.S. Food and Drug Administration, the Centers for Medicare and Medicaid Services, the U.S. Department of Health and Human Services, the U.S. Department of Health and Human Services Office of Inspector General, and state agencies which regulate healthcare and the practice of medicine or marketing of healthcare services. Our business is also subject to various state and federal laws concerning the privacy and security of health-related data, including, without limitation, the Health Insurance Portability and Accountability Act (HIPAA). Further, our business is subject to laws, rules, and regulations concerning the prevention of fraud and abuse in the healthcare industry, including, without limitation, the Stark Law (42 U.S.C. 1395nn), the federal Anti-Kickback Statute (42 U.S.C. 1320a-7b), and similar anti-fraud and anti-abuse laws which are in place at the state and local levels. Finally, our business is subject to state laws, rules, and regulations governing the corporate practice of medicine, which prohibit Assure Health Corporation from owning an entity that delivers medical services and/or employs physicians or directing our providers' clinical practice in most states. For clarity, the providers that deliver services through our Platform are employed by a separate entity that employs physicians within the confines of applicable law. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies. The increasingly complex and rapidly changing legal and regulatory environment creates additional challenges for our ethics and compliance programs. Our ability to continue to meet these challenges could have an impact on our legal, reputational and business risk.

Litigation

There are no existing legal suits pending, or to our knowledge, threatened, against our company, which would have a material effect on the business of our company.

Other

Our principal address 4500 North State Road 7, Suite 102, Lauderdale Lakes, Florida 33319.

We conduct business in Florida.

Because this Form C focuses primarily on information concerning our company rather than the industry in which we operate, potential investors may wish to conduct their own separate investigation of our industry to obtain greater insight in assessing our prospects.

A copy of the Platform offering page and our investor pitch deck are attached to this Form C as Exhibit B and Exhibit D, respectively. You are encouraged to carefully review these exhibits to learn more about the business of our company, its industry and future plans and prospects. These exhibits are incorporated by reference into this Form C.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   <u>**Discuss the material factors that make an investment in the issuer speculative or risky:**</u>

An investment in the Company involves a high degree of risk. You should carefully consider the risks described above and those below before deciding to purchase any securities in this offering. If any of these risks actually occurs, our business, financial condition or results of operations may suffer. As a result, you could lose part or all of your investment.

Risks Related to the Company

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were formed under the laws of Wyoming on May 29, 2020 and have since redomiciled under the laws of Delaware. We have limited operations and minimal revenues to date. We are in the development stage, and our future operations are subject to all of the risks inherent in the establishment of a new business enterprise. The likelihood of the success of our company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the development of a telehealth platform that requires significant scale. There can be no assurance that future revenues will be significant, that we will be profitable or that we will have sufficient funds available to complete our marketing and development programs or to market any new services which we may develop. We currently have operating losses, have no substantive source of operating revenue, are unable to self-finance operations, have limited resources, and there can be no assurance that we will be able to develop such revenue sources or that our operations will become profitable, even if we are able to build brand awareness.

The telehealth market is immature and unpredictable, and if it does not develop, if it develops more slowly than we expect, if it encounters negative publicity or if limitations on reimbursement or difficulties in obtaining regulatory approvals impede our ability to adopt telehealth, the growth of our business will be harmed.

With respect to our telehealth solution, the telehealth market is relatively new and unproven, and it is uncertain whether it will achieve and sustain high levels of demand, consumer acceptance and market adoption. Our success will depend to a substantial extent on the willingness of customers to use our telehealth and remote patient monitoring solution, as well as on our ability to demonstrate the value of our telehealth solution to health plans and other purchasers of healthcare for beneficiaries. Negative publicity concerning our telehealth solution or the telehealth market as a whole could limit market acceptance of our solution. Changes by state professional licensing boards to the standards of care or other requirements governing the practice of telehealth, including any such requirements from federal regulatory bodies, could impact the success of our telehealth solution. Additionally, reimbursement may not be available from government and third-party payors for our current or proposed service offerings. Similarly, individual and healthcare industry concerns or negative publicity regarding patient confidentiality and privacy in the context of telehealth could limit market acceptance of our solution. If any of these events occurs, it could have a material adverse effect on our business, financial condition or results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our service offerings. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in business development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's services and maintaining the integrity of the data that supports the safety and efficacy of our services.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future service offerings, which may result in the loss of sales and difficulty in successfully launching new service offerings. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Our telehealth business depends on our ability to maintain and expand a network of qualified physicians and other healthcare providers through affiliated professional entities that Assure Health Corporation does not own. If we are unable to do so, our future growth would be limited and our business, financial condition and results of operations would be adversely affected.

Our success is dependent upon our continued ability to maintain a network of qualified physicians and other healthcare providers, and fulfilling our client service obligations requires we maintain a robust supply of these qualified physicians and other healthcare providers. As described above in the "Governmental/Regulatory Approval and Compliance" section, certain state laws prohibit Assure Health Corporation from employing its own medical providers and from directing the clinical practice of medical providers. Thus, like all other compliant telehealth companies, we will depend on third-party entities not owned or controlled by us to provide us with the qualified healthcare providers we need to deliver quality services to patients. If that entity is unable to recruit and retain board-certified physicians and other healthcare professionals and/or we are unable to maintain our relationship with them, it would have a material adverse effect on our business and ability to grow and would adversely affect our results of operations. Further, in any particular market, these providers and/or entities could demand higher payments or take other actions that could result in higher costs, less attractive service for our clients or difficulty meeting legal, regulatory or accreditation requirements. Our ability to develop and maintain satisfactory relationships with these entities and providers also may be negatively impacted by other factors not associated with us, such as changes in Medicare and/or Medicaid reimbursement levels, other pressures on healthcare providers, and consolidation activity among hospitals, physician groups and healthcare providers. The failure to maintain or to secure new cost-effective relationships through which we can source providers may result in a loss of or inability to grow our client base, higher costs, healthcare provider network disruptions, less attractive service for our clients and/or difficulty in meeting regulatory or accreditation requirements, any of which could have a material adverse effect on our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products or services may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Jeffrey Nadel, who is the CEO and a director of the Company; Craig Bolz, who is the COO and a director of the Company; and Dr. Michael Hafran, who is the Medical Director of the Company. The loss of Jeffrey Nadel, Craig Bolz, Dr. Michael Hafran or any key employees could harm the Company's business, financial condition, cash flow and results of operations.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

We currently rely on trade secrets, including unpatented know-how and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also seek to enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Our trade secrets may also be obtained by third parties by other means, such as breaches of our physical or computer security systems. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

We face risks related to the storage of customers' confidential and proprietary information.

Our Assure Health Platform is being designed to maintain the confidentiality and security of our customers' confidential and proprietary data stored on our server systems, which may include sensitive personal data. However, any accidental or willful security breaches or other unauthorized access to these data could expose us to liability for the loss of such information, time-consuming and expensive litigation and other possible liabilities as well as negative publicity. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are difficult to recognize and react to. We may be unable to anticipate these techniques or implement adequate preventative or reactionary measures.

Software failures, breakdowns in the operations of our servers and communications systems or the failure to implement system enhancements could harm our business.

The operational success of our Assure Health platform will depend on the efficient and uninterrupted operation of our servers and communications systems. A failure of our network or data gathering procedures could impede services and could result in the loss of our customers. Despite any precautions we take, damage from fire, floods, hurricanes, power loss, telecommunications failures, computer viruses, break-ins and similar events at our computer facilities could result in interruptions in the flow of data to our servers and from our servers to our clients. In addition, any failure by our computer environment to provide our required data communications capacity could result in interruptions in our service. In the event of a server failure, we could be required to transfer our client data collection operations to an alternative provider of server hosting services. Such a transfer could result in delays in our ability to deliver our products and services to our clients.

Additionally, significant delays in the planned delivery of system enhancements, improvements and inadequate performance of the systems once they are completed could damage our reputation and harm our business. Long-term disruptions in the infrastructure caused by events such as natural disasters, the outbreak of war, the escalation of hostilities and acts of terrorism, could adversely affect our businesses. Although, we plan to carry insurance for our business operations, our coverage might not be adequate to compensate us for all losses that may occur.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Successful development of our service offerings is uncertain.

Our development of current and future service offerings are subject to the risks of failure and delay inherent in the development of new business solutions based on new technologies, including failure to achieve market acceptance, and the emergence of superior or equivalent products or business models.

Because of these risks, our research and development efforts may not result in any commercially viable service offerings. If a significant portion of these development efforts are not successfully completed, required regulatory approvals are not obtained, or any approved service offerings are not commercially successfully, our business, financial condition, and results of operations may be materially harmed.

We might incur substantial expense to develop our telehealth and remote patient monitoring platform which may never become sufficiently successful.

Our growth strategy includes the successful launch of our telehealth and remote patient monitoring platform. Although management will take every precaution to ensure that our telehealth and remote patient monitoring platform will, with a high degree of likelihood, achieve commercial success, there can be no assurance that this will be the case. The causes for failure of our platform, once commercialized, can be numerous, including (i) market demand for our platform proves to be smaller than we expect; (ii) our telehealth and remote patient monitoring platform turns out to be uneconomic; and (iii) additional regulatory requirements may increase the overall costs of the development.

Political, economic and regulatory influences are subjecting the healthcare industry to potential fundamental changes that could substantially affect our results of operations.

Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments and alternative payment models, are continuing. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective treatments. Such healthcare reform legislation may materially impact us. Certain provisions of the legislation will not be effective for a number of years and it is unclear what the full impact of the legislation will be. Provisions of this legislation, including Medicare provisions aimed at improving quality and decreasing costs, comparative effectiveness research, an independent payment advisory board, and pilot programs to evaluate alternative payment methodologies, could meaningfully change the way healthcare is developed and delivered, and may adversely affect our business and results of operations. Further, we cannot predict what healthcare programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation in the U.S. or internationally. However, any changes that lower reimbursements for our services, reduce medical procedure volumes or increase cost containment pressures on us or other participants in the healthcare industry could adversely affect our business and results of operations.

Recent and frequent state legislative and regulatory changes specific to telemedicine may present us with additional requirements and state compliance costs, with potential operational impacts in certain jurisdictions.

In recent years, states have adopted an abundance of new legislation and regulations specific to telemedicine. In some cases, this legislation and regulation, typically targeting "direct to consumer" telehealth service offerings, incorporates informed consent, modality, medical record, and other requirements. Thus, where new legislation and regulations apply to our telemedicine solutions, we may incur costs to monitor, evaluate, and modify operational processes for compliance. All such activities increase our costs and could, in certain circumstances, impact our ability to make available telemedicine services in a particular state.

Products that we source, distribute or market are required to comply with regulatory requirements.

To lawfully operate our businesses, we are required to hold permits, licenses and other regulatory approvals from, and to comply with operating and security standards of, governmental bodies. Failure to maintain or renew necessary permits, licenses or approvals, or noncompliance or concerns over noncompliance may result in suspension of our ability to source and distribute products used in our service offerings or criminal and civil sanctions and could have an adverse effect on our results of operations and financial condition.

The commercial success of our business will depend in part upon the level of reimbursement our affiliated healthcare providers receive from third party payors such as government health administration authorities.

The commercial success of our business will depend, in part, on the extent to which reimbursement for the costs of our services and related products will be available from third-party payors such as government health administration authorities, private health insurers, managed care programs, and other organizations. Adequate third-party insurance coverage may not be available for our customers to accept our price levels. The result of this occurring would be to reduce our revenues from our customers which could have a material adverse effect on our business, financial condition and prospects.

We face significant competition from other telemedicine companies.

Our services and products face unique groupings of competitive technologies depending on the application. Not all competitive technologies and services are relevant in each application and market. We face potential competition from many different sources, including major telemedicine companies, healthcare companies, technology companies and insurance providers.

Many of our competitors may have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

Our planned manufacturing activity is subject to certain risks.

We may manufacture the products offered to our customers as part of our service offerings in the future. As a result, we may be dependent upon the uninterrupted and efficient operation of our manufacturing facility and our distribution facilities throughout the country. Our manufacturing facilities and distribution facilities may be subject to the risk of catastrophic loss due to, among other things, earthquake, fire, flood, terrorism or other natural or man-made disasters, as well as occurrence of significant equipment failures. If any of these facilities were to experience a catastrophic loss, it would be expected to disrupt our operations and could result in personal injury or property damage, damage relationships with our customers or result in large expenses to repair or replace the facilities or systems, as well as result in other liabilities and adverse impacts.

We may contract with third-party manufacturers to produce certain products in the future in accordance with our specifications and standards. These contract manufacturers are subject to the same risks as our manufacturing facility as noted above. While we plan to implement stringent quality control procedures to verify that our contract manufacturers comply with our specifications and standards, we will not have full control over their manufacturing activities. Any difficulties, delays and defects in product delivery resulting from the activities of our contract manufacturers may have an adverse effect on our business and results of operations.

We are dependent on our collaborative agreements for the development of our Assure Health platform, which exposes us to the risk of reliance on the viability of third parties.

In conducting our research and development activities, we will in the future rely on collaborative agreements with third parties such as manufacturers, contract research organizations, commercial partners and governmental agencies for both strategic and financial resources. The loss of, or failure to perform by us or our partners under, any applicable agreements or arrangements, or our failure to secure additional agreements, would substantially disrupt or delay our research and development and commercialization activities. Any such loss would likely increase our expenses and materially harm our business, financial condition and results of operation.

Reliance on third-party relationships and outsourcing arrangements could adversely affect our business.

We utilize third parties, including suppliers, alliances with other med-tech based companies, and third-party service providers, for the platform development, the manufacture of certain products employed in our service offerings, support for information technology systems, and certain financial transactional processes. Outsourcing these functions involves the risk that the third parties may not perform to our standards or legal requirements, may not produce reliable results, may not perform in a timely manner, may not maintain the confidentiality of our proprietary information, or may fail to perform at all. Failure of these third parties to meet their contractual, regulatory, confidentiality, or other obligations to us could have a material adverse effect on our business.

The forecasts of market growth included in our business plan and investor presentations may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts in our business plan and investor presentations may prove to be inaccurate. Even if these markets experience the forecasted growth described in our business plan, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in our business plan should not be taken as indicative of our future growth.

We will need additional financing to execute our business plan, which we may not be able to secure on acceptable terms, or at all.

We will require additional financing in the near and long term to fully execute our business plan. Our success depends on our ability to raise such additional financing on reasonable terms and on a timely basis. Conditions in the economy and the financial markets may make it more difficult for us to obtain necessary additional capital or financing on acceptable terms, or at all. If we cannot secure sufficient additional financing, we may be forced to forego strategic opportunities or delay, scale back or eliminate further development of our goals and objectives, operations and investments or employ internal cost savings measures.

We plan to obtain insurance that may not provide adequate levels of coverage against claims.

We plan to obtain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Risks Related to the Company's Securities and this Offering

Affiliates of our company, including officers, directors and existing stockholder of our company, may invest in this offering and their funds will be counted toward our achieving the minimum amount.

There is no restriction on our affiliates, including our officers, directors and existing stockholders, investing in the offering. As a result, it is possible that if we have raised some funds, but not reached the minimum amount, affiliates can contribute the balance so that there will be a closing. The minimum amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the offering and our company and its prospects to make an investment of at least the minimum amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the minimum amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them, may be invested in this offering.

We intend to use some of the proceeds from the offering for unspecified working capital.

This means that we have ultimate discretion to use this portion of the proceeds as we see fit and have chosen not to set forth any specific uses for you to evaluate. The net proceeds from this offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this offering. We may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further our business and goals could harm our company and its operations and ultimately cause you to lose all or a portion of your investment.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The securities being sold in this offering will not be freely tradable until one year from the initial purchase date. Although our securities may be tradable under federal securities law, state securities regulations may apply, and each investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for our securities. Because our securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, our securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the securities may also adversely affect the price that you might be able to obtain for our securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each investor in this offering will be required to represent that it is purchasing the securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the offering nor the securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to us.

No governmental agency has reviewed or passed upon this offering, our company or any Securities of our company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of our company is owned by a small number of owners.

Prior to the offering, our officers, directors and those of our stockholders who own ten percent or more of our securities collectively own directly or indirectly approximately 81.66% of our company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law in the case of our officers and directors, these stockholders may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant company transactions, and will have significant control over our management and policies. These control persons may have interests that are different from yours. For example, they may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of our company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for our company. In addition, these control persons could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of our company, or support or reject other management and board proposals that are subject to owner approval.

We have the right to extend the offering deadline.

We may extend the offering deadline beyond what is currently stated herein. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment may continue to be held in escrow while we attempt to raise the minimum amount even after the offering deadline stated in this offering statement is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached without our company receiving the minimum amount, at which time committed funds will become immediately available for withdrawal from the investor's brokerage account maintained with the Intermediary without interest or deduction, or until we receive the minimum amount, at which time it will be released to us to be used as set forth herein. Upon or shortly after release of such funds to us, the securities will be issued and distributed to you.

Your ownership of the shares will be subject to dilution.

If we conduct subsequent offerings of securities, issue shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase securities in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of our company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their underlying shares depending on the terms and pricing of any future share issuances (including the underlying shares being sold in this offering) and the value of our assets at the time of issuance.

Management has discretion over proceeds of this offering.

We expect to use the net proceeds of this offering, over time, for general marketing and advertising, leasing costs, debt repayment and general working capital. However, we have no current specific plans for the net proceeds of this offering other than as outlined in the use of proceeds section of this offering statement. As a result, our management will have the discretion to allocate the net proceeds to uses that investors may not deem desirable. There can be no assurance that the net proceeds can or will be invested to yield a significant return.

The securities will be equity interests in our company and will not constitute indebtedness.

The securities will rank junior to all existing and future indebtedness and other non-equity claims on our company with respect to assets available to satisfy claims on the Company, including in a liquidation of our company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the securities and dividends are payable only if, when and as authorized and declared by us and depend on, among other matters, our historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors our board of directors deems relevant at the time. In addition, there is no limit on the amount of debt or other obligations we may incur in the future. Accordingly, we may incur substantial amounts of additional debt and other obligations that will rank senior to the securities, which are the most junior securities of our company.

There can be no assurance that we will ever provide liquidity to investors through either a sale of our company or a registration of the securities.

There can be no assurance that any form of merger, combination, or sale of our company will take place, or that any merger, combination, or sale would provide liquidity for investors. Furthermore, we may be unable to register the securities for resale by investors for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, investors could be unable to sell their securities unless an exemption from registration is available.

The offering price in this offering may not represent the value of our securities.

The price of the securities being sold in this offering has been determined based on a number of factors and does not necessarily bear any relationship to our book value, assets, operating results or any other established criteria of value. Prices for our securities may not be indicative of the fair market value of our securities now or in the future.

THE OFFERING

9.   **What is the purpose of the offering?**

The purpose of the offering is to raise capital for ongoing operations (including lease rent), advertising and general marketing of our products and services and general working capital. In addition, the proceeds from this offering will be used to pay for outstanding debt as well as legal and accounting costs.

10.   **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount is Sold	If Maximum Amount is Sold[(1)(2)]
Total Proceeds	$25,000	$1,070,000
Less: Offering Expenses		
(A) **Intermediary Commissions (7%)**	$1,750	$74,900
(B) **Legal Expenses**	$5,000	$5,000
(C) **Accounting Expenses**	$5,000	$5,000
(D) **Miscellaneous Offering Expenses**	$3,000	$3,000
Net Proceeds	$10,250	$982,100
Use of Net Proceeds		
(E) **Advertising and Marketing of Our Assure Health Platform**	$5,600	$500,000
(F) **Debt Repayment**	$0	$154,000
(G) **General Working Capital**	$4,650	$328,100
Total Use of Net Proceeds	**$10,250**	**$982,100**

(1)   We will accept proceeds in excess of the target offering amount of $25,000. We will allocate oversubscriptions on a first come first served basis. We will use the oversubscribed amount up to $1,070,000 in the manner described in the above table.

(2)   The above figures represent only estimated costs. This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from operations. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. Furthermore, we anticipate that we will need to secure additional funding for the fully implement our business plan. Please see section entitled "Risk Factors."

11.   **How will the issuer complete the transaction and deliver securities to the investors?**

The transaction between the issuer and the investor will be completed through the Equifund Crowd Funding Portal, Inc. online platform, located at https://equifund.com. Equifund Crowd Funding Portal, Inc. will serve as the intermediary.

Upon acceptance of your subscription by our company and delivery of the subscription amount into the escrow account, you will be able to download a fully signed copy of the subscription agreement and a confirmation of your investment and the number of shares of our common stock acquired by you.

12.   **How can an investor cancel an investment commitment?**

Investors may cancel an investment commitment at any time up to the cancellation deadline, which occurs at 5:00 p.m. New York time, 48 hours prior to the offering deadline identified in these offering materials, which is February 15, 2022.

Cancellation instructions can be found in the Equifund investor dashboard. Investors may cancel their investment commitment by sending an email to support@equifundcfp.com stating their intent to cancel the investment commitment. The investment commitment will be considered cancelled at that time, and the investor will be contacted directly by Equifund with further information. If Investor's investment commitment is cancelled, the corresponding investment shall be refunded to Investor without deduction for any fee, commission or expense, and without accrued interest with respect to any money received.

Early Closing

If the target amount is reached prior to the offering deadline, the issuer may conduct an early closing. In the event that the issuer conducts an early closing, investors shall receive notice of such early closing as well as the new closing date, or the Early Closing Date. Investors shall have the right to cancel and shall have their investment commitment at any time and for any reason up until 48 hours prior to the Early Closing Date. After the target amount has been raised, the intermediary and the issuer may agree to hold multiple closings on a rolling basis.

Material Changes

If there is a material change to the terms of the offering or to the information provided by the issuer in connection therewith, Equifund will send notice to each investor of such material change and inform the investor that the investment commitment will be cancelled unless the investor reconfirms their investment commitment within five business days. If any Investor fails to reconfirm their investment commitment within the reconfirmation period, the investment commitment will be cancelled automatically and Equifund will send to each investor, within five business days after initial notice of the material change, a notification that the investment commitment was cancelled and a direct the refund of the investment.

No Closings

If the Company fails to reach the target offering amount by the offering deadline, each investor's investment commitment will be cancelled automatically and Equifund will direct refund of each cancelled investment to the investor within five business days.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. **Describe the terms of the securities being offered.**

Terms of the Offering

We are offering up to 1,070,000 shares of our common stock for $1,070,000.00. We are attempting to raise a minimum amount of $25,000 in this offering, which we refer to as the minimum amount or target amount. We must receive commitments from investors in an amount totaling the minimum amount by February 15, 2022, which we refer to as the offering deadline, in order to receive any funds. If the sum of the investment commitments does not equal or exceed the minimum amount by the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned without interest or deductions. We have the right to extend the offering deadline at our discretion. You have the right to cancel your investment in the event that we extend the offering deadline and you choose not to reconfirm your investment. We will accept investments in excess of the minimum amount up to $1,070,000.00, which we refer to as the maximum amount, and the additional securities will be allocated as set forth in Question 10 of this Form C.

The price of the securities does not necessarily bear any relationship to our company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the securities.

In order to purchase the securities, you must make a commitment to purchase by completing the subscription agreement. Investor funds will be held in escrow with Prime Trust, who we refer to as the escrow agent, until the minimum amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the offering deadline or the closing, whichever comes first using the cancellation mechanism provided by the Intermediary. We will notify investors when the minimum amount has been reached. If we reach the minimum amount prior to the offering deadline, we may close the offering at least five (5) days after reaching the minimum amount and providing notice to the investors. If any material change (other than reaching the minimum amount) occurs related to the offering prior to the offering deadline, we will provide notice to investors and receive reconfirmations from investors who have already made commitments. If an investor does not reconfirm his or her investment commitment after a material change is made to the terms of the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the minimum amount is reached, the funds will be released to our company upon closing of the offering, and the investor will receive the securities in exchange for his or her investment. Any investor funds received after the initial closing will be released to us upon a subsequent closing, and the investor will receive securities via digital registry in exchange for his or her investment as soon as practicable thereafter.

Subscription agreements are not binding on us until accepted by us. We reserve the right to reject, in whole or in part, in our sole and absolute discretion, any subscription. If we reject a portion of any subscription, the applicable prospective investor's funds will be returned without interest or deduction.

The price of the securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $500.

The Offering is being made through Equifund Crowd Funding Platform, Inc., the Intermediary.

Commission/Fees

7.0% of the amount raised in the offering.

Stock, Warrants and Other Compensation

The intermediary will receive a number of shares of our common stock equal to 7% of the shares sold in the offering.

Transfer Agent and Registrar

We will act as transfer agent and registrar for the securities, which will be set forth in a stock ledger. No physical certificates will be delivered.

Restrictions on Transfer

The transfer of shares of our common stock is subject to the Company's right of first refusal under our By-Laws. That is, in the event of a proposed transfer of shares of our common stock by a stockholder, the stockholder shall offer such shares to the Company and the Company may exercise its right of first refusal to purchase all or, with the consent of the stockholder, a portion of such shares from the stockholder on the same terms as the proposed transfer. The Company may assign its right of first refusal. Notwithstanding, certain transactions are exempt from the Company's right of first refusal, including, among others, (i) a transfer to the stockholder's immediate family; (ii) a bona fide pledge or mortgage of the stockholder's shares with a commercial lending institution; or (iii) transfer of such stockholder's shares to a director or officer of the Company or any other stockholder of the Company. The Company's right of first refusal will terminate upon the date of the Company's initial public offering.

Any securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such securities during the one-year holding period beginning when the securities were issued, unless such securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the Securities Act, (3) as part of an IPO or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

Drag Along

In the event that (i) the Board of Directors of the Company and (ii) the holders of a majority of the then outstanding shares of Common Stock of the Company held by the stockholders then providing services to the Company as officers, employees or consultants, approve a Sale of the Company (as defined below), you agree to offer to sell all of your securities, and to sell all of your securities (or, if such proposed transaction involves the sale of less than one hundred percent (100%) of the outstanding Common Stock, a proportionate amount of its Common Stock), to such person or persons or to vote all of your securities in favor of such proposed transaction, as the case may be, in either case upon the terms and conditions of the transaction approved by the Board of Directors of the Company; provided, however, that your obligation to sell your securities shall only apply if all of the shares of Common Stock are to be sold on the same terms and conditions. A "Sale of the Company" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than 50% of the outstanding voting power of the Company; (b) a merger or consolidation in which the Company is a constituent party or a subsidiary of the Company is a constituent party and the Company issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the shares of capital stock of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or (c) (ii) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or (ii the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company.

Equity Financing

To the extent you hold our common stock of at least 1% of the Company's capital stock (on an as-converted basis) then outstanding, in connection with an Equity Financing, you agree that you will execute and deliver to the Company all transaction documents related to the Equity Financing that may be reasonably requested by the Company. "Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation.

14. **Do the securities offered have voting rights? [X] Yes [ ] No**

Holders of our common stock are entitled to one vote per share of common stock held.

15. **Are there any limitations on any voting or other rights identified above? [ ] Yes [X] No**

We do not have any voting agreements or shareholder/equity holder agreements in place.

16. **Explain how the terms of the securities being offered may be modified?**

The rights of the holders of common stock of our company may only be modified by the majority vote of the shares of common stock of our company outstanding and entitled to vote, unless a greater number of voting shares is required by applicable law.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

The only securities of our company that are outstanding are common stock. The total amount of common stock issued and outstanding prior to this offering is 10,687,000 shares of common stock.

We may also offer preferred stock, or other debt or equity securities, including derivative securities like options, warrants and convertible debentures or notes in the future.

We reserve the right to sell our securities in a private placement transaction that occurs concurrently with this offering. Those securities may be SAFE securities (simplified agreement for future equity), preferred stock, convertible notes or other securities. The securities that we sell for cash to investors in a private placement while this offering is ongoing may have a conversion cap, liquidation preference, conversion price, price or similar valuation mechanism that is based upon a valuation for our company less than, equal to or greater than the valuation at which securities are being sold in this offering or higher. Investors should be aware that the securities that we sell in a concurrent private placement may have a liquidation preference, security interest, sinking fund, redemption provision or similar right that is senior to your rights as a common stockholder of this company and, accordingly, such other securities may be superior to our common stock in various ways even if they are being sold at the same valuation as we are selling our common stock in this offering.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?**

The shares of our common stock being issued in this offering do not have anti-dilution rights, which means that future equity financings or other issuances of securities will dilute the ownership percentage that the investor will have in the company. It also means that if future financing rounds are done at a lower valuation, you will not receive the benefit of additional shares so that your valuation will remain the same. If we issue any shares of preferred stock or any debt securities in the future and, thereafter there is a liquidation of our company or sale of our company, the holders of such preferred stock or debt securities would have a preference in the payment of amounts owed to them such that you may not receive a large portion of (or any of) the assets, including any cash, to be distributed in liquidation.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?** [_] Yes [X] No

20. **How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered.**

If the principal shareholders exercise their voting rights, then the minority shareholders will have no ability to override the principal shareholders' votes. As a minority shareholder in the company, you will have limited ability, if at all, to influence our policies or any other corporate matters.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The securities being offered have been arbitrarily valued. Also, see the "The offering price in this offering may not represent the value of our securities" risk factor.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As a minority shareholder in our company, you will have limited ability, if at all, to influence our policies or any other corporate matters such as amendments to our certificate of incorporation, the creation of securities that are senior to the common stock being offered, mergers, the sale of all or substantially all of our assets, the election of board members, the liquidation or dissolution of our company and all other major corporate events.

23. **What are the risks to purchasers associated with corporate actions including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?**

The securities do not have anti-dilution rights, which means that corporate actions, including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets, or transactions with related parties could dilute the ownership percentage that the Investor may eventually have in the Company. Furthermore, if future issuances of securities are accomplished at a lower valuation than the valuation used for this offering (i.e., a down round), your valuation will remain the same as you have no price based anti-dilution protection.

24. **Describe the terms of any indebtedness of the issuer.**

The Company has an outstanding secured promissory note, which we refer to as the Note, in the amount of $150,000. The Note was issued on November 10, 2020 and matures on May 10, 2021. The interest rate of the Note is 5% per annum. The note is secured by the Company's assets.

25. **What other exempt offerings has the issuer conducted within the past three years?**

None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed**

transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest: (1) any director or officer of the issuer; (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (4) any immediate family member of any of the foregoing persons. If yes, for each such transaction, disclose the following:

The Company issued 4,363,000 shares of common stock to Jeffrey Nadel, our CEO and director, and Craig Bolz, our CFO and director, respectively, for their services and capital contributions to the Company.

FINANCIAL CONDITION OF THE ISSUER

27. **Does the issuer have an operating history?** [X] Yes [ ] No

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

Financial Information

Operations

Assure Health Corporation is a development stage company with minimal operating history and minimal revenues to date. We expect to continue to generate revenue through adding patients to our platform.

The Company expects to achieve profitability approximately within the next 12 months and intends to focus on the following:

- Securing more customers for our telehealth and remote patient monitoring platform.
- Securing channel partnerships with complementary digital health companies and other healthcare providers.
- Securing new medical devices to be offered in our product catalog.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds to pay staff, repay loans, and add business development capability. The Offering proceeds will have a beneficial effect on our liquidity, as our current cash on hand will be augmented by the Offering proceeds and used to execute our business strategy.

There is no guarantee that the Company has, or will have, any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company may make material capital expenditures as determined from time to time by the Board of Directors.

Material Changes and Other Information

None.

Trends and Uncertainties

After reviewing the above discussion of the steps we intend to take, potential investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential investors should also assess the consequences to us of any delays in taking these steps and whether we will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

29. <u>**Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:**</u>

Attached as Exhibit A to this offering statement are the unaudited reviewed financial statements for the period beginning on May 29, 2020 and ending on December 31, 2020.

30. <u>**With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**</u>

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i)   in connection with the purchase or sale of any security? [__] Yes [X] No

(ii)   involving the making of any false filing with the Commission? [__] Yes [X] No

(iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [__] Yes [X] No

If Yes to any of the above, explain:_____

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i)   in connection with the purchase or sale of any security? [__] Yes [X] No;

(ii)   involving the making of any false filing with the Commission? [__] Yes [X] No

(iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [__] Yes [X] No

If Yes to any of the above, explain:_____

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National

Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer? [__] Yes [X] No

(B) engaging in the business of securities, insurance or banking? [__] Yes [X] No

(C) engaging in savings association or credit union activities? [__] Yes [X] No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? [__] Yes [X] No

If Yes to any of the above, explain:_____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? [__] Yes [X] No

(ii) places limitations on the activities, functions or operations of such person? [__] Yes [X] No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? [__] Yes [X] No

If Yes to any of the above, explain:_____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)

(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? [__] Yes [X] No

(ii) Section 5 of the Securities Act? [__] Yes [X] No

If Yes to either of the above, explain:_____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? [__] Yes [X] No

If Yes, explain:_____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be

issued? [__] Yes [X] No

If Yes, explain:_____

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? [__] Yes [X] No

If Yes, explain:_____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   **In addition to the information expressly required to be included in this Form, include:**

(1)   any other material information presented to investors; and

(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Please see the exhibits to this offering statement, all of which have been made available to the offerees in connection with this offering.

ONGOING REPORTING

We will file a report electronically with the SEC annually and post the report on its website, no later than (120) days after the end of each fiscal year covered by the report. Once posted, the annual report may be found on our website at www.assurehealthinvestors.com. We must continue to comply with the ongoing reporting requirements until (1) we are required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) we have filed at least one annual report pursuant to Regulation Crowdfunding and have fewer than 300 holders of record and has total assets that do not exceed $10,000,000; (3) we have filed at least three annual reports pursuant to Regulation Crowdfunding; (4) we or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) we liquidate or dissolve our business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Jeffrey Nadel	
(Signature)	
Jeffrey Nadel	
(Name)	
CEO & Director	
(Title)	

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jeffrey Nadel	
(Signature)	
/s/ Jeffrey Nadel	
(Name)	
CEO & Director	
(Title)	
February 15, 2021	
(Date)	
/s/ Craig Bolz	
(Signature)	
/s/ Craig Bolz	
(Name)	
COO & Director	
(Title)	
February 15, 2021	
(Date)	

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001

I, Jeffrey Nadel, being the CEO and Director of Assure Health Corporation, a Delaware corporation (the "Company"), hereby certifies as of this date that:

(i)   the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2020 and the related statements of income (deficit), stockholder's equity and cash flows for the period from the Company's inception to December 31, 2020, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii)   while the Company has not yet filed the tax return for the year ended December 31, 2020, any tax return information included in this Form C reflects accurately the information that would be reported in such tax return.

/s/ Jeffrey Nadel
(Signature)

Jeffrey Nadel
(Name)

CEO & Director
(Title)

February 15, 2021
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Offering Page
Exhibit C   Subscription Agreement
Exhibit D   Pitch Deck
Exhibit E   Video Transcript

EXHIBIT A
Financial Statements

ASSURE HEALTH CORPORATION
(Formerly Known As Azure Holdings, LLC)

Financial Statements For The Year Ended December 31, 2020

TOGETHER WITH INDEPENDENT ACCOUNTANT REVIEW REPORT

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT REVIEW REPORT

To the Board of Directors of ASSURE HEALTH CORPORATION

We have reviewed the accompanying consolidated financial statements of ASSURE HEALTH CORPORATION (the "Company"), which comprise the Balance Sheet as of December 31, 2020, and the related Profit & Loss Statement, Statement of Shareholders Equity, and Statement of Cashflows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Omar Alnuaimi, CPA

Omar Alnuaimi, CPA
(CPA License issued by Illinois Department of Financial and Professional Regulation)

Naperville, IL
January 18, 2021

ASSURE HEALTH CORPORATION
PROFIT & LOSS STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenue		
Revenue - Medicare	$	7,071
Revenue - Private Insurance		2,662
Total Revenue		9,732
Gross Profit		9,732
Operating Expense		
Professional Fees - Marketing		26,150
Professional Fees - Legal		15,349
Outside Labor		8,577
Computer Software & Services		10,441
Professional Fees - Investment Bank		10,000
HR Related Expenses		6,032
Salaries & Wages		6,269
Professional Fees - Healthcare Consulting		4,400
Marketing & Promotional Expense		3,880
Clinical Labor		4,296
Video Production Expense		2,950
Utilities Expense		1,600
Employee Meals		1,193
Corporate Filing Fees		1,188
Misc. Expense		1,799
Shipping Expense		592
Accounting Fees		534
Total Operating Expenses		105,249
Net Income From Operations		(95,517)
Other Income (Expense)		
Depreciation & Amortization		(291)
Interest Expense		(1,048)
Net Income Before Provision for Income Tax		(96,856)
Provision for Income Taxes		-
Net Income (Loss)	$	(96,856)

ASSURE HEALTH CORPORATION
BALANCE SHEET
DECEMBER 31, 2020

<u>**ASSETS**</u>

CURRENT ASSETS		
Cash and Cash Equivalents		$ 76,028
Accounts Receivable		3,708
	TOTAL CURRENT ASSETS	79,736
NON-CURRENT ASSETS		
Fixed Assets - Equipment		5,824
Less: Accumulated Depreciation		(291)
		5,533
	TOTAL NON-CURRENT ASSETS	5,533
	TOTAL ASSETS	85,269

<u>**LIABILITIES AND OWNER'S EQUITY**</u>

CURRENT LIABILITIES		
Accounts Payable		7,215
Note Payable - Short Term		150,000
Accrued Interest		1,048
Short Term Loan		2,000
	TOTAL CURRENT LIABILITIES	160,263
NON-CURRENT LIABILITIES		
	TOTAL NON-CURRENT LIABILITIES	-
	TOTAL LIABILITIES	160,263
OWNER'S EQUITY		
Owner's Contribution		21,862
Retained Earnings (Deficit)		-
Net Income (Loss)		(96,856)
	TOTAL SHAREHOLDERS' EQUITY	(74,994)
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 85,269

ASSURE HEALTH CORPORATION
STATEMENT OF CASHFLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

OPERATING ACTIVITIES	
Net Income	$ (96,856)
Non-Cash Adjustments	
Increase in Accounts Payable	7,215
Increase in Accrued Interest	1,048
Increase in Accumulated Deprecation/Amortization	291
Increase in Accounts Receivable	(3,708)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(92,010)
INVESTING ACTIVITIES	
Fixed Assets - Equipment	(5,824)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(5,824)
FINANCING ACTIVITIES	
Owner's Capital	21,862
Note Payable - Short Term	150,000
Short Term Loan	2,000
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	173,862
NET INCREASE (DECREASE) IN CASH	76,028
CASH AT BEGINNING OF PERIOD	-
CASH AT END OF PERIOD	$ 76,028

ASSURE HEALTH CORPORATION
STATEMENT OF SHAREHOLDERS EQUITY
December 31, 2020

	Opening Equity Balance	Yearly Changes	Total
Balance, December 31, 2019	$ -	$ -	$ -
Net Income for the period ending December 31, 2020	-	(96,856)	(96,856)
Equity Contributions (Distributions)	-	21,862	21,862
Balance, December 31, 2020	$ -	$ (74,994)	$ (74,994)

ASSURE HEALTH CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Assure Health Corporation (the "Company") is a provider of at-home, digital healthcare solutions for seniors, created by leading medical doctors.

Assure Health Corporation was formerly known as Azure Holdings, LLC. The Company was previously called Azure Holdings, LLC and was originally formed as a Limited Liability Company (LLC). During the tax year ending December 31, 2020, the Company was taxed as a partnership. Effective January 1, 2021, the Company converted its corporate form to a C-Corporation, changed its state of incorporation, and changed its name to Assure Health Corporation.

Assure Health Corporation holds a 100% ownership interest in two wholly-owned subsidiaries: Assure Health Medical Group, LLC and Assure Health Services, LLC.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). As a result, the Company records revenue when earned and expenses when incurred.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosures of contingent assets and liabilities and other items, as well as the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and any cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fixed Assets and Depreciation

Property and Equipment is stated at cost. Accounting principles generally accepted in the United States of America require that property and equipment be depreciated using the straight-line method. Depreciation in these financial statements reflects accelerated depreciation methods used for the tax return. The effects of these departures from accounting principles generally accepted in the United States of America on financial position, results of operations, and cash flows have not been determined. Expenditures for normal repairs and maintenance are charged to operations as incurred.

The Company reviews long-lived assets for impairment whenever events or circumstances indicate that the carrying value of such assets may not be fully recoverable. Impairment is present when the sum of the undiscounted estimated future cash flows expected to result from use of the assets is less than carrying value. If impairment is present, the carrying value of the impaired asset is reduced to its fair value. As of December 31, 2020, no impairment loss has been recognized for long-lived assets.

Revenue Recognition

Revenues are primarily derived from providing professional medical services to patients and subsequently billing patients' insurance provider/s. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the seller's price to the buyer is fixed or determinable, and collectability is reasonable assured.

The determination of whether fees and fixed or determinable and collection is reasonable assured involves the use of assumptions. Arrangement terms and customer information are evaluated to ensure that these criteria are met prior to recognition of revenue.

Short Term Debt

The Company has one short-term debt instrument. This instrument is a short-term promissory note in the principal amount of $150,000 at a 5.0% annual rate of interest, commenced on November 10, 2020, with a maturity date of May 10, 2021. The terms of the loan dictate that the entire principal amount and accrued interest is due upon maturity.

Accounts Receivable

Accounts receivable are recorded at the estimated realizable value. The Company continuously assesses the collectability of outstanding customers' invoices, and in doing such, the Company maintains an allowance for estimated losses resulting from the non-collection of customer receivables. In estimating the allowances, the Company considers factors such as: historical collection experience, a customers' current credit-worthiness, customer concentrations, age of the receivables balance – both individual and in aggregate, and the general economic condition that may affect a customer's ability to pay. Actual customer collections could differ from the Company's estimates. At December 31, 2020, the Company did not provide for an allowance for doubtful accounts, as all amounts outstanding were deemed collectible.

Income Taxes

The Company is a Limited Liability Company ("LLC") for income tax purposes (effective through December 31, 2020). In lieu of corporate income taxes, the owners are taxed on their proportionate shares of the Company's taxable income. Accordingly, no liability for federal or state income taxes and no provision for federal or state income taxes have been included in the financial statements.

The Company accounts for the effect of any uncertain tax positions based on a "more likely than not'' threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense. The Company has identified its tax status as a limited liability company electing to be taxed as a pass-through entity as its only significant tax position; however, the Company has determined that such tax position does not result in an uncertainty requiring recognition.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and any cash equivalents with a limited number of high-quality financial institutions and do not exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 18, 2021, the date on which the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the balance sheet through the date of Management's review substantially affect the amounts and disclosure of the accompanying financial statements.

EXHIBIT B
Offering Page



ASSURE HEALTH

Personalized care that keeps seniors safe and healthy from home

INVEST NOW!

9 Reasons to Invest │ The Chronic Disease Crisis │ The Assure Health Preventive Care Platform │ Company Details + FAQ

Assure Health
(Assure Health Corporation)

Now Accepting Investors
**Limited availability

$0 committed
0 investors

OFFERING TYPE	PRICE PER SHARE	VALUATION	MINIMUM
Regulation CF	$1.00	$10.687 million	$500

Assure Health's Vision…

"A Doctor in Every Home…
at no out-of-pocket cost"

- Here's your chance to get a piece of the fast growing Florida company that could help **32 million** Americans get access to <u>round-the-clock</u> medical monitoring, at little to no cost to the patients themselves…

- Potentially save Medicare billions of dollars per year, all while improving patient outcomes…

- And how this breakthrough business model could create **the next "MedTech" unicorn** with only 20,000 active patients.

Want To Invest In This Company?
Click the button below to get started…

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The "Big Idea" In 60 Seconds

In 1980, Bill Gates shared his vision for America: "A computer on every desk, and in every home, running Microsoft software."



running Microsoft software.

Then, on May 13th, 1986 – only six years later – Microsoft went public at $21 per share, putting the total valuation around $777 million (roughly $1.8 billion adjusted for inflation)



Today, Assure Health shares their inspiring vision for America: *"A doctor in every home, at no out of pocket cost."*

Thanks to their "first-to-market" solution...

Right now, 32.4 million Americans who are on Medicare – and have supplemental coverage – can get access to daily health monitoring from a team of licensed medical providers

Better yet, a team of physicians who *are not* under pressure to spend less time with each patient in order to increase billings...

All at zero "out-of-pocket" costs for those who qualify!

Even better? This "Virtual Care Ecosystem" could potentially provide the U.S. Government with the "silver bullet" needed to reduce healthcare costs in America by up to tens of billions of dollars each year...

Potentially save 100,000 (or more) lives each year...

And potentially offer affordable healthcare for all — or even healthcare at no out-of-pocket cost to patients!

Getting started with Assure Health is simple, easy, and fast.



Here's How It Works...

STEP 1)

To get started, a patient fills out the form on the Assure Health website, or calls into their support line. During this process, they collect all the patient's insurance information to determine eligibility. Assure Health provides total price transparency and lets prospective patients know if they qualify for no out of pocket cost or what their financial obligation will be prior to the first visit.

STEP 2)

Next, the patient is onboarded into the ecosystem with a 15-30 minute telemedicine consultation. On this call, one of Assure Health's licensed doctors will go through the patient's medical history, prescriptions, and a series of questions to assess the patient's health and put together a personalized plan to help monitor and improve the patient's health.

Using their medical judgment, the doctors will determine whether a patient qualifies for remote monitoring and if so, which devices should be ordered for the patient based on their condition and unique health needs.

This usually happens within 48 hours of signing up with Assure Health, but can be scheduled out as far as two weeks depending on the patient's availability.

STEP 3)

After the patient's virtual onboarding appointment, the appropriate device(s) are shipped out, and will arrive on the patient's doorstep within 48 hours.

STEP 4)

After the patient receives the device(s), they will be assigned a personal care manager — a nurse practitioner — who will be monitoring their condition every day, and will be their dedicated touchpoint going forward.

The best part about Assure Health's technology?

The patient doesn't have to manually record – or report – any of their vital signs or biomarkers. All of it is "automatically" collected – and then transmitted – to the patient's Assure Health provider.

The Math Behind Unicorn MedTech's

Public Multiples In The Telemedicine And Connected Device Space Currently Trade Between 30-60 Revenue Multiples.

Livongo	TELADOC.	amwell
58x-multiple	**38x-multiple**	**29x-multiple**
(prior to being acquired by Teladoc)	(as of Jan. 18, 2021)	(as of Jan. 18, 2021)

If Assure Health maintains an average of $130 per month in revenue per patient and obtains 20,000 patients * $130/month = $31.2 million per year in annual revenue. At a 32x multiple, Assure Health would be valued at approximately $1bn dollars. Of course, no assurance can be given that Assure Health will be able to achieve these milestones.

[Note: This is not a projection or claim of future valuation of Assure Health, only a hypothetical representation of potential value based on existing market comps and national Medicare reimbursement rates. The fair market value – or given multiples of revenue – of any company in this sector could materially change if these reimbursement rates, or other market conditions, change significantly.]

▶ *Imagine a future...*

Where American citizens are fully connected with their healthcare provider without stepping foot in a physician's office every time they need care...

▶ *Imagine a future...*

Where doctors and other clinicians can finally provide the level of holistic care to their patients they want to give, but can't due to factors outside of their control...

▶ *Imagine a future...*

Where our citizens can live longer, healthier, and happier lives because their chronic conditions can be better managed.

This future isn't science fiction.

Thanks to Assure Health's Virtual Care Ecosystem, this future is happening right now...

And you have an opportunity to help tens of millions of "at-risk" Americans get access to this Virtual Care Ecosystem.

Assure Health Is Positioned To Provide Lifesaving Technology To Tens Of Millions Americans.

INVEST NOW!

Here Are 9 Reasons To Consider Investing In Assure Health

■ **REASON #1: Potential Path to Becoming a $1 Billion Company**

At public market multiples, if Assure Health obtains 20,000 patients for its service, it **could be worth $1 billion** assuming a 32x multiple of projected annual revenue.



■ REASON #2: Qualified Patients Pay $0 for the Service

Unlike other expensive therapies and medical devices, as long as the user qualifies for Medicare – and they have qualifying supplemental insurance – they can have access to <u>round-the-clock medical monitoring</u> services, at **no out-of-pocket costs**, provided that such services are medically necessary given their unique health situation.

■ REASON #3: Friction Free Data Collection

The biggest problem with other preventive medicine solutions? Getting the patient to consistently record data *AND* accurately submit information to their physician.



With this solution, all data is recorded and reported <u>automatically</u>, to any healthcare provider the patient wants to share records with, without the patient having to manually transfer data themselves.

■ REASON #4: Helps Primary Care Providers Deliver Better Care

All of the data recorded can be shared with the patients' physicians and primary care providers. Assure Health has a collaborative approach that aims to give **"superpowers"** to patients' primary care provider (PCP) and existing medical teams to deliver the best possible care.

This approach provides what's known as "continuity of care," as all electronic health records can be accessed by the patient's entire network of healthcare providers with the patient's permission, without the need to constantly restate information.

As a result of this information sharing feature of Assure Health's platform, every healthcare professional the patient sees can have access to all of the current and relevant information (<u>which in turn helps them improve patient outcomes</u>).

■ REASON #5: First Mover Advantage

At the time of publishing, we are not aware of any company that is competing with Assure Health's direct-to-consumer, Medicare-credentialed business model. **Assure Health has a clear head start** against all other companies in the market.



■ REASON #6: No FDA Approval Required

Assure Health does not manufacture medical devices. Even though Assure Health's patients utilize FDA approved medical devices, the company does not manufacture those devices, and is therefore not responsible for undergoing any FDA approval or ongoing FDA compliance.

■ REASON #7: The Product is Live and In Market Right Now

This isn't a prototype or an idea. Assure Health's technology and services are currently in market, <u>being used to treat real patients</u>, and the company is receiving recurring revenue.



■ REASON #8: The Potential To Save Millions of Lives

According to the Centers for Disease Control and Prevention (CDC), each year nearly 900,000 Americans die prematurely from the five leading causes of death: heart disease, cancer, chronic lower respiratory diseases, stroke, and unintentional injuries. However 20 percent to 40 percent of the deaths from unintentional injuries. However 20 percent to 40 percent of the deaths from each cause could be potentially be prevented.

Assure Health's "Virtual Care Ecosystem" is designed to **more effectively monitor** and **manage the chronic conditions** that often lead to these preventable deaths.

- ### REASON #9: Skyrocking Adoption Rates for Virtual Medicine

  There's **never been a better time** than right now to be in Virtual Medicine. Thanks to COVID-19, we've seen massive adoption rates from seniors. Now, all they need is a breakthrough product.

Ready To Invest In Assure Health?

 **INVEST NOW!**

Why Now Is The Time to Fight Chronic Disease in America...

For the past 40 years, there's been a startling trend in the world of healthcare in America.

A massive increase in the number of preventable deaths, in large part due to chronic diseases...

Which are defined by the Centers for Disease Control (CDC) as *"conditions that last 1 year or more and require ongoing medical attention or limit activities of daily living or both."*



According to the CDC, six in ten adults in America have some form of chronic disease, and four in ten adults have two or more chronic conditions.

When we look at the Medicare population, these numbers get even more dramatic: Data from the Centers for Medicare and Medicaid Services (CMS) show that <u>over two thirds</u> of Medicare beneficiaries have two or more chronic conditions.

It's the leading cause of death and disability, as well as the leading driver of the nation's *$3.7 trillion in annual health care costs.*

This is equivalent to 19.6 percent of the U.S. GDP in 2016—in other words, *nearly one-fifth of the U.S. economy...*

<u>And the problem is only getting worse!</u>

THE NUMBER OF PEOPLE WITH CHRONIC CONDITIONS IS RAPIDLY INCREASING:



Source: Wu, Shin-Yi, and Green, Anthony. *Projection of Chronic Illness Prevalence and Cost Inflation.*
RAND Corporation, October 2000.

According to the Partnership to Fight Chronic Disease…

- *"Between 2016 and 2030, chronic disease is projected to cost the United States $42 trillion."*

The most disturbing part of this trend? As people age, the risk of chronic disease increases.

With 10,000 people turning 65 each day, so does the number of people with chronic conditions on Medicare.

According to *The Alliance for Aging Research* – the nation's leading non-profit organization dedicated to supporting and accelerating the pace of medical discoveries to improve the universal human experience of aging and health…

99% OF MEDICARE SPENDING IS ON BEHALF OF BENEFICIARIES WITH AT LEAST ONE CHRONIC CONDITION…

And the more chronic conditions they have, the more expensive they are to care for.

According to the RAND Corporation's study, "Multiple Chronic Conditions in the United States"…

Those with five or more chronic conditions spend twice as much on average as those with three or four conditions…

And a whopping 14 times more than people with no chronic conditions!



Figure 2.3. Health Care Spending by Number of Chronic Conditions (2014)

What's driving this massive increase in healthcare costs among patients with chronic conditions?

- **Increased Length (And Cost) of Hospitalizations** – Compared to those with zero or one chronic condition, acute condition stays are 11% longer for those with two or three chronic conditions… 21% longer when four or five conditions are present… *and 27% longer when six or more conditions are present.*

- **More Emergency Room Visits** – Nearly 60% of all emergency room visits involve people with chronic conditions, at a cost of $8.3 billion in 2017.According to Premier Healthcare's white paper *"Ready, Risk, Reward: Improving Care for Patients With Chronic Conditions"*, 27% of such visits could be prevented or treated in a lower-cost setting… **saving an estimated $2.5 billion each year.**

- **Higher Prescription Medicine Costs** – In 2014, people with no chronic conditions took an average of one prescription per year… people with 3-4 chronic conditions took 24… *and those with 5 or more conditions used an average 51 prescriptions!*





And this is a huge problem considering…

DRUG COSTS ARE SKYROCKETING

In healthcare, there is a strange paradox when you consider the impact of Moore's Law in the technology sector…

In 1965, Gordon Moore – the CEO and co-founder of Intel – predicted the number of transistors on microchips would double every two years. It's effect? Double the computing power at half the cost.



100
10
1
0.1
New drugs per $billion R&D (log scale)
FDA tightens regulations post thalidomide
FDA clears backlog following PDUFA regulations and perhaps relaxes on HIV drugs
Increase in 'orphans' plus 'targeted' cancer drugs
First wave of biotech
8.4% per year decrease in new drugs per $billion R&D
1950
1960
1970
1980
1990
2000
2010
2020
Year

However, in medicine, the opposite has taken place.

According to a 2012 study released by Nature Reviews Drug Discovery…

> "The past 60 years have seen huge advances in many of the scientific, technological and managerial factors that should tend to raise the efficiency of commercial drug research and development (R&D).
>
> ***Yet the number of new drugs approved per billion US dollars spent on R&D has halved roughly every 9 years since 1950, falling around 80-fold in inflation-adjusted terms."***

It's called "Eroom's Law" (which is Moore's Law, but backwards).

- *"Eroom's law is the observation that drug discovery is becoming slower and more expensive over time, despite improvements in technology (such as high-throughput screening, biotechnology, combinatorial chemistry, and computational drug design), a trend first observed in the 1980s. "*

To make matters worse, the high costs associated with the higher number of prescriptions can lead to unfortunate results for patients…

In order to reduce costs, they won't follow their doctor prescribed regimen (called "non-adherence"), which often worsens health outcomes and increases the likelihood of additional – and expensive – hospitalization.

If this trend continues, it likely means ***more people*** will be on ***more medication***, at higher costs, for longer.

And the economic toll it's taking on this country is devastating.

PEOPLE ARE LIVING LONGER, AND LIVING SICKER… AND THE RISING COSTS RISK DEPLETING THE MEDICARE TRUST FUND!

According to the **2020 Report of the Medicare Trustees**, published on April 22, 2020…



Figure II.E1.—HI Trust Fund Balance at Beginning of Year as a Percentage of Annual Expenditures
200%
150%
100%
50%
0%
Historical
Estimated
1990
1995
2000
2005
2010
2015
2020
2025
2030
Beginning of January

> Under the intermediate assumptions, the assets of the HI trust fund would steadily decrease as a percentage of annual expenditures throughout the short-range projection period, as illustrated in figure II.E1. ***The ratio declines until the fund is depleted in 2026, the same date as projected last year.***

And according to the American Action Forum…

> While the bankruptcy projection may snag the headlines, there are three key budgetary numbers that shouldn't go unnoticed.

$396 BILLION

MEDICARE'S ANNUAL CASH SHORTFALL IN 2019

- In 2019, Medicare spent $796.2 billion on medical services for America's seniors but only collected $400.3 billion in payroll taxes and monthly premiums.
- This cash shortfall represented 40 percent of the federal deficit in 2019.

$5.5 TRILLION

MEDICARE'S CUMULATIVE CASH SHORTFALL

- Medicare has had a cash shortfall every year since its creation except two: 1966 and 1974.
- Medicare covers these cash shortfalls by "borrowing" unrelated tax revenues from other programs.

34%

MEDICARE'S TRUE CONTRIBUTION TO NATIONAL DEBT

- America's fiscal trajectory is unsustainable, and it will force budgeting pressure on Medicare.
- Medicare's cash shortfall is responsible for one-third of the federal debt.

To avoid sounding alarmist, the Medicare Board of Trustees has been projecting insolvency dates since 1970, and we've been able to continue to push the projected insolvency date...

However, the implications are clear. This situation is not sustainable.

According to the Cato Institute...



As Medicare grows relative to GDP, it will necessarily create some combination of crowding out of other government expenditures, rising taxes, and increasing debt.

At some point higher taxes will slow the economy and more debt will lead to higher interest rates, resulting in a vicious cycle of *slower economic growth, exploding government debt, and perhaps even government default.*

If we don't do something to get control of chronic disease related expenses, it will not only speed up the likely chance of the Medicare Trust being depleted...

But will continue to deepen the already <u>massive</u> Federal Deficit.

However, Medicare is a "sacred cow" in America. Making budget cuts – or reducing coverage – would be potentially devastating for the tens of millions of people who rely on Medicare for their healthcare.

This means the only plausible option for politicians – and America – to address this crisis?

We must innovate!

▶ **But how can you make a huge – and ideally immediate – change in the health conditions of tens of million people on Medicare and reduce costs?**

And now, with "universal healthcare" becoming a political goal of ever-increasing popularity...

How could politicians deliver this long-standing dream — healthcare for all ... without further exploding the swelling federal deficit?

The answer could fit in the palm of your hand, or on the back of your wrist...

Wirelessly transmitting all of your vitals and a whole host of physiologic parameters – straight to a team of qualified doctors and nurse practitioners – who monitor you (or your loved ones) on an ongoing basis.

Thanks to Assure Health, this technology is available right now...

And more than 32 million people on Medicare can get access to this breakthrough "Virtual Care Ecosystem"!



How Preventive Medicine Could Save 100,000's Of Lives – And Hundreds Of Billions Of Dollars – Each Year

While you might not see splashy headlines about "explosive gains" in the preventive medicine sector, the core thesis is sound and obvious.

As the saying goes, *"An ounce of prevention beats a pound of cure."*

And this logical idea has been gaining serious bi-partisan traction over the past decade.

On July 14, 2010, the **Center for Medicare & Medicaid Services** released a statement stating…



> *"Today, the Departments of Health and Human Services, Labor, and the Treasury issued new regulations requiring private health plans to cover evidence-based preventive services and to eliminate cost-sharing for preventive care."*

Since then, we've seen a flurry of new laws passed to help support the advancement of the cause.

A BRIEF TIMELINE OF KEY LEGISLATION



FEB 17 2009

▶ American Recovery and Reinvestment Act of 2009

As a part of the American Recovery and Reinvestment Act, all public and private healthcare providers and other eligible professionals (EP) were required to adopt and demonstrate "meaningful use" of electronic medical records (EMR) by January 1, 2014 in order to maintain their existing Medicaid and Medicare reimbursement levels.

Since that date, the use of electronic medical and health records has spread worldwide and shown its many benefits to health organizations everywhere.



FEB 17 2009

▶ The Health Information Technology for Economic and Clinical Health (HITECH) Act

Enacted as part of the American Recovery and Reinvestment Act of 2009, the HITECH Act was signed into law on February 17, 2009, to promote the adoption and meaningful use of health information technology.

Before the HITECH Act was passed into law, only 10 percent of hospitals in 2008 had switched from paper files to EHRs. The primary reason why so few healthcare organizations were using electronic records was due to the high expense of changing over. Once the act was passed, the included incentives encouraged healthcare organizations and providers to make the switch to electronic health records.



MAR 23 2010

▶ The Patient Protection and Affordable Care Act (aka "Obamacare").

Signed into law by President Barack Obama on March 23, 2010, the act mandated the inclusion of preventive healthcare – like

immunizations, mammograms, and wellness visits – by the insurance providers at no added cost.

Obamacare's free preventive services help to put the focus on wellness, early detection, and prevention, instead of treatments and cures.

[Note: "Obamacare" did not include any specific provisions for RPM]



▶ Medicare Telemedicine Health Care Provider Fact Sheet

EXPANSION OF TELEHEALTH WITH 1135 WAIVER: Under this new waiver, Medicare can pay for office, hospital, and other visits furnished via telehealth across the country and including in patient's places of residence starting March 6, 2020.

Medicare beneficiaries will be able to receive a specific set of services through telehealth including evaluation and management visits (common office visits), mental health counseling and preventive health screenings.

This will help ensure Medicare beneficiaries, who are at a higher risk for COVID-19, are able to visit with their doctor from their home, without having to go to a doctor's office or hospital which puts themselves and others at risk.

There are three main types of virtual services physicians and other professionals can provide to Medicare beneficiaries: Medicare telehealth visits, virtual check-ins and e-visits.



▶ Trump Administration Finalizes Permanent Expansion of Medicare Telehealth Services and Improved Payment for Time Doctors Spend with Patients

On Dec 01, 2020, CMS released a press release stating...

"This final rule delivers on the President's recent Executive Order on Improving Rural Health and Telehealth Access by adding more than 60 services to the Medicare telehealth list that will continue to be covered beyond the end of the public health crisis (PHE), and we will continue to gather more data and evaluate whether more services should be added in the future."

THE GLOBAL PREVENTIVE HEALTHCARE TECHNOLOGIES AND SERVICES MARKET SIZE IS EXPECTED TO REACH $432.4 BILLION BY 2024.

According to Grand View Research



- The growth of this market is attributed to the adoption of advanced technology and the development of preventive measures, including vaccines, screening & monitoring devices, and smart devices to reduce medical errors.

In response to the COVID-19 crisis, we've seen a massive adoption of both telehealth and remote patient monitoring technologies.

According to Journal of the American Medical Association...



There were 3 primary federal stimulus packages addressing the COVID-19 pandemic enacted in March 2020

1. The Coronavirus Preparedness and Response Supplemental Appropriations Act (CPRSA),

2. The Families First Coronavirus Response (FFCR) Act, and

3. The Coronavirus Aid, Relief, and Economic Security (CARES) Act.

The CPRSA was an $8.3 billion emergency funding bill that included $500 million to expand Medicare telehealth coverage during emergencies.

The FFCR Act was a relief package focused on expanding COVID-19 testing, supporting Medicaid, and enhancing unemployment benefits. It included a technical change to the CPRSA to further expand Medicare beneficiaries' telehealth access.

The CARES Act was a sweeping **$2.2 trillion economic stimulus package** that provided a variety of direct economic support measures. It further expanded coverage and loosened the definitions of Medicare telehealth services.

In addition, CMS issued clarifications further detailing the regulatory waivers and rules. These clarifications, in concert with the emergency declarations and stimulus packages, effectively unshackled telemedicine, resulting in its rapid adoption through the following features.

In April, 2020, Humana had more than 1 million telehealth visits, a daily average of more than 33,000 visits, among its network providers, compared with just a few hundred per day as recently as February, said Dave Icke, vice president of digital health and analytics product for Humana.

According to a survey conducted by Doctor.com in June of 2020:

- One out of two patients has used telemedicine over the prior three months.
- 83% of patients are likely to use telemedicine after COVID-19.
- 93% of patients would be likely to use telemedicine to manage prescriptions.
- 91% agree that telemedicine would help with appointment and prescription adherence.

According to a study conducted by Spyglass Consulting...

- 88% of providers surveyed have invested or are evaluating investments in RPM technologies to support high-risk chronically ill patients whose conditions are considered unstable and at-risk for hospital readmissions.

And no surprise, 2020 saw record levels of deal activity in the telemedicine and RPM space.

According to Mercom Capital Group's Q3 and 9M 2020 Report...

- The first nine months (9M) of 2020 broke all previous 9M global Digital Health VC funding records, with $10.3 billion, a 43% increase in 9M 2020, compared to $7.2 billion raised in 9M 2019.



- Top VC funded Digital Health categories in through the first 3 quarters of 2020 were:



Telemedicine with $3.2 billion, followed by **Data Analytics** with $1.3 billion, **mHealth Apps** with $970 million, **Wearable Sensors** with $703 million, **Clinical Decision Support** with $660 million, **Healthcare Service Booking** with $572 million, **Practice Management Solutions** with $553 million, and **Wellness** with $523 million.

Notable M&A transactions in 2020:

Top Digital Health M&A Transactions in 9M 2020 by Disclosed Amount

Company	Terms/Amount ($M)	Acquirer
Livongo	18,500	Teladoc HEALTH
ancestry	4,700	Blackstone

ARCHER	1,400	INVITAE
SOC Telemed	720	Healthcare Merger Corporation
InTouch Health	600	Teladoc HEALTH

Source: Mercom Capital Group

Not to mention the telehealth company **Amwell**, who raised **$742 million** during its 2020 IPO.

However, large funding rounds and splashy exits don't necessarily translate to better patient outcomes at lower prices.

While most people may be familiar with wearable devices – like *Fitbit* and *Apple Watch* – and other virtual medicine providers – like Teladoc…

It's going to take more than a new software application or a wearable device to solve this growing crisis.

Instead, we must focus on a more holistic solution that addresses all of the major problems in healthcare, at the same time, and with great speed and scale.

5 Major Challenges That Must Be Addressed To Unlock This Opportunity

▶ Challenge #1: Improving Adherence Rates and Reducing Readmission

One of the biggest challenges for patients with chronic conditions? Following complex and extensive treatment regimens.

As stated earlier, one of the largest drivers of healthcare costs is hospital readmissions; patients with chronic conditions make up a majority of cases.

What drives readmission rates? According to the **American Council on Science and Health**…

- Discharge too early before the patient is adequately stable.
- Discharge to a location, e.g., home, visiting nurse, skilled nursing facility or nursing home, that cannot support recovery.
- Recurrence or worsening of the original disease because of poor patient compliance, inadequate supervision or follow-up, or just bad luck.

At first glance, it's easy to blame the hospital or care facility for the problem. However, the truth is always more nuanced.

As mentioned earlier, the more chronic conditions a patient has, the more prescription medicines they have. With more costly – and more complex – treatment plans, it becomes harder and harder to adhere to "doctors' orders."



According to the **Network for Excellence in Health Innovation**…

A recent systematic review of peer-reviewed adherence studies finds a median estimate of the cost burden of poor adherence to chronic disease medications is approximately $17,000 per person, per year, (in 2015 dollars).

Updated estimates of the overall burden of suboptimal medication use exceed ***$500 billion per year in the U.S.***

To make matters worse, many patients with chronic conditions have physical challenges that make it hard to get out of bed, let alone travel for regular doctor

visits.

This can lead to a vicious cycle of hospitalization, readmission, and additional treatments... both at a great cost to the patients' health and finances.

▶ Challenge #2: Poor Data Collection

The other major challenge for patients with chronic illness is what's known as continuity of care: *do all of the physicians treating the patient know what each other is doing?*

If they don't, it often means the patient receives conflicting advice from each of their healthcare professionals, and are potentially being over-prescribed medication they may or may not need.

This problem is only made worse in rural areas where doctor and nurse turnover rates are the highest, and medical records aren't kept up to date across all physicians.

Primary care providers are often forced to make treatment and medication decisions based only on a very small sample of imperfect data points.

For example, if a patient has her blood pressure taken three times a year by her primary care provider, the patient's medication regimen will be based on those numbers, and usually those numbers alone.



"As a doctor sometimes I only see patients two or three times a year, and they're on blood pressure medications. I only get that one chance in the office, as I'm seeing a patient, to gather up their blood pressure.

So as a doctor, I'm making decisions that are going to impact them for a lifetime, that are going to impact them for a year on one blood pressure reading. That's just a very simple example, but that is the reality."

-Dr. Micahel Hafran

First, those numbers are often incorrect as a result of something called **White Coat Syndrome**: patients' naturally elevated blood pressure when they go to a doctor's office.

Second, those numbers represent just a small snapshot in time that is not necessarily representative of a patient's daily life.

When seniors – especially those with chronic conditions – are treated only for acute issues and are deprived of meaningful, preventive treatment... health outcomes are worse and healthcare costs are dramatically higher.

As patients become more aware of – and engaged in – their own health, they are actively seeking ways to track their most important biomarkers.

However, the real challenge lies in what's known as *clinical integrity:* What happens to the data? How is it acted upon? Who is handling the data? How are escalations and interventions handled?

According to the Assure Health team:

> *"Most companies are unable to answer these basic questions, belying the hollow nature of their remote patient monitoring programs."*

Speaking of remote patient monitoring programs...

▶ Challenge #3: Adoption Rate in "High Risk" Demographics, Especially in Rural Areas

Virtual Care technology has been available for several years now.

However, the paradox of these technologies is this: *The population that actually needs telehealth and remote patient monitoring services the most, usually have the least access to the technology.*

For the majority of Americans, telehealth is a way to get healthcare in a way that is significantly more intimate, quick, and convenient manner.

In practice, this typically means the primary focus of many telehealth services is approaching larger companies and getting them to offer these devices to patients as a benefit of employment...

Generally speaking, that means means younger, healthy people with financial means.

As a result, many "digital health" companies are usually more transaction focused, with the goal of optimizing for volume – not to create a longer term, relationship driven, preventive care solution for the management of chronic conditions.



This issue is exacerbated for people located in rural areas with limited access to remote care technology.

Especially since the challenges with getting rural adoption comes from a sad and unavoidable economic truth...

Rural areas are **often more than 100 miles away** from a major medical facility with this technology in-place. However, for the majority of physician-owned medical practices that are closer proximity, bearing the financial burden for upgrading their systems is difficult.

▶ Challenge #4: Adoption from Physicians and Primary Care Providers

Running a successful remote patient monitoring (RPM) program requires the average medical practice to change the way its clinicians and staff deliver patient care. It requires a substantial expansion of responsibilities, such as constant monitoring, support, and monthly reviews of the data.

As a result, the overwhelming majority of primary care providers (PCPs) do not offer RPM as an option to patients.

If patients want to use RPM technologies to take a more active role in their health, their PCP or specialist must already be participating in an RPM program, which is rare.

According to an interview with Roy Schoenberg, CEO of telehealth company Amwell...

The truth is that with these technologies, like any technology, things start very expensive, and then they go down the price chain and they become more and more available to the public.



When it comes down to smaller and smaller physician organizations and groups, these technologies, especially at the level that I just discussed, become cost prohibitive.

In short, there is a tremendous access problem for the patients – and in turn, physicians' offices – who could benefit most.

This is only exacerbated in the case of the most vulnerable patient populations, who may be unable to leave their homes on a regular basis, and those patients located in rural areas or areas without dense networks of healthcare providers.

This burden is only magnified by a simple fact about Medicare...

In order for physicians to be reimbursed for providing preventive care, they need new "billing codes" to submit to Medicare.

- **First:** Until recently, physicians could not be reimbursed for telemedicine visits (except under certain and narrow conditions).
- **Second:** With regards to Medicare Fee-for-Service, billing codes are, by-and-large, not tied to success-based outcomes.

Most doctors are paid the same, regardless of whether you're sick or healthy. It's all determined by the billable codes.

Until more meaningful billing codes can be established – especially billing codes that are time based versus flat fee – the risk is often times too great for practices in rural areas to adopt the technology.

This problem is only made worse by the true technological barrier that stands in the way of mass adoption…

▶ Challenge #5: Scalability

According to Jackson Williams, the director of regulatory affairs at Dialysis Patient Citizens, and former health services researcher in the AARP Public Policy Institute…

> *"The biggest problem confronting Medicare was the inability of its fee-for-service program to address chronic disease care."*

Williams suggests that in order to scale up care coordination for chronic diseases, an old paradigm of thinking must be re-examined: ***The primary care provider as quarterback.***

The current predominant payment model is based on the idea of the primary care physician as "quarterback" of a case management team.

This means the patient's access to care coordination is dependent on who is "in network."

This is the opposite of patient-centered; it is 100 percent physician-centric.

That's why in order to make a real and substantial impact on the chronic disease crisis in America, we have to re-imagine the way we deliver preventive care.

▶ We must switch from an acute care model to a scalable preventive care ecosystem.

At a macro level, the healthcare system is focused on acute management and not preventive medicine. This traditional model treats patients on a "revolving door" basis.

The patient is seen in an office visit, then follow-up appointments are scheduled at arbitrary time intervals.

Between those scheduled visits, the patient commonly ends up in emergency rooms, hospitals or urgent care centers due to acute flare-ups.

The arrangement is fundamentally grounded in inefficiency, both economically and materially.

The end result?

According to the Annals of Family Medicine…

> Many Americans are not receiving recommended health care services. Despite the existence of established clinical guidelines, which are expected to facilitate more consistent and effective medical practice and improve health outcomes, **Americans receive only about <u>one half</u> of the applicable services for acute, preventive, and chronic disease care.**

INCUMBENT PLAYERS WON'T SOLVE THIS PROBLEM…

For too long, preventive care technologies have remained just out of reach for those populations that need them most.

Current RPM companies take a B2B SaaS approach and license their hardware and software to doctors' offices and clinics, which are then responsible for developing and administering the program.

However, most of those doctors aren't equipped to take on the responsibility of running a successful RPM program.

They would have to hire more staff, take significant financial risk, and ensure patients adhere to the program.

In the popular wearables category, no one has made the leap to clinical services. Why not? There's a huge liability issue. Apple, Samsung, and Fitbit aren't going to put themselves in the crosshairs of regulatory concerns.





Instead, it's more likely they'll wait for a smaller startup to take the risk of creating a new ecosystem, and then partner with them once the business model has been proven.

These other companies tend to focus on getting data — vital signs, biomarkers, and various physiologic parameters (like blood pressure, blood sugar, weight, and heart rate) transmitted wirelessly from a patient to a medical professional. Assure Health goes much further, and they go far beyond typical RPM.

They answer the most important question: "Once we have the data, what do we do with it? How do we act on it to *really* improve patients' health and lives, and to intervene when necessary?"

According to a 2019 report from McKinsey & Company…

> Building a digital health ecosystem can drive tremendous value in the time of disruption.
>
> These ecosystems enable a range of consumer centric services by establishing a network of digital service providers.
>
> If all ecosystem participants could gain access to longitudinal data from payers, providers, social networks, fitness devices, and nutrition apps, they would be better able to develop innovative solutions targeted to individuals and groups.



Exhibit 5

Technology foundations for core components in digital health ecosystems

Digital health ecosystem
Consumer-facing components
(e.g., personalized health services)
— Digital front ends
— Service integration
— Proprietary health services
Provider components
(e.g., integrated electronic health records)
— API management
— Distributed data management
— Data integrity control
Internal components
(e.g., automated digital core)
— Flexible data layer
— Microservice landscape
— Automation@Scale

That's why Assure Health has gone beyond the all-too-common model of creating new apps and tech gadgets…

And instead, are focused on true market innovation.

That's why they've focused on building a truly innovative digital health ecosystem – designed with clinical integrity – to address the most significant problem in America today.

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ASSURE HEALTH

INTRODUCING: "THE ASSURE HEALTH VIRTUAL CARE PLATFORM"

Finally! A Legally-Compliant, Clinically-Robust, Direct-To-Consumer RPM Program For Seniors

To truly understand the opportunity – and why an ecosystem, a full-featured platform, rather than just a single product or service offering, has the greatest potential to solve all of the core challenges in healthcare…

First, a quick primer on how ecosystems work (and what makes them so valuable).

For starters, ecosystems create value in two ways.

First, they allow horizontal



Six of the world's top seven companies are ecosystem companies.

Top 7 companies by market capitalization,¹ $ billion
Apple
1,876
Saudi Aramco
1,855

consolidation: multiple providers can consolidate their customer base into a single platform.



Microsoft	1,614
Amazon	1,572
Alphabet	999
Facebook	712
Alibaba	709

₁As of August 5, 2020.
Source: S&P Capital IQ; McKinsey analysis.

Second, they allow for vertical consolidation: the entire customer journey can be delivered in one seamless experience, without ever needing to search outside the ecosystem for needed solutions.

Of course, ecosystem participants don't try to do this by building everything they need in-house.

Instead, ecosystem organizers create "win-win" partnerships with providers.

This, in turn, drives a profound network effect; By offering products and services that individual companies could not create on their own, ecosystems draw in more and more customers, which creates even more data, which allows artificial intelligence (AI) to fashion even better offerings, which in turn further improves processes and wins more customers.

Along the way, customers' costs go down even as they gain new experiences, all of which creates new demand for new solutions that are created through data.

That's exactly the approach Assure Health is taking as part of their ecosystem building strategy.

According to the founders...

> We have created a legally-compliant, direct-to-consumer RPM program, which, in truth, goes far beyond what most people ever contemplated when RPM was devised — providing a level of high-touch remote healthcare that has historically been incredibly challenging, if not impossible, to deliver .
>
> We are able to market and offer our program directly to consumers, without their having to switch doctors.
>
> We have built an entire clinical infrastructure to support this, so we can offer world-class care in collaboration with their existing doctors.
>
> *And for those with qualifying coverage, we can do all of this at a $0 out-of-pocket cost.*
>
> The value we bring to the ecosystem is based on two core functions.
>
> First, we've developed a purpose-built – and scalable – clinical infrastructure that solves a lot of the major problems preventing widespread adoption.
>
> Second, we're positioned to assume the role of "quarterback" and become the most frequent touch point in the patient experience.
>
> This, in turn, provides all of our ecosystem participants the opportunity to focus on improving patient outcomes... NOT dealing endlessly with compliance, regulatory burdens, and administrative minutiae.

To participate successfully in ecosystems, traditional companies must often change the way they think about customers.

Instead of limiting themselves to services within their historical industry borders, they may venture beyond in an effort to serve customers from one end of the customer journey to the other.

Unlike other telehealth and RPM solutions, the Assure Health Virtual Care Platform is – at the time of publishing – the only ecosystem-based solution that has the potential to solve many of the major challenges in preventive care.

ASSURE HEALTH SOLUTION #1:

▶FRICTIONLESS DATA COLLECTION

As mentioned earlier, adherence is one of the **most significant problems** for patients with chronic conditions.

Why? Because it's almost impossible to know – with certainty – if the patient is following the prescribed treatment.

Currently, the only measure of adherence most physicians have is whether or not a prescription was filled. However, this doesn't mean the patient is taking their medication (or doing so correctly).

> **Taking Stock: Patient Medication Adherence and Chronic Disease Management: A NEHI Policy Brief**
>
> Studies of medication adherence generally track fill and refill data to delineate whether a patient picks up a medication once it is prescribed (***primary adherence***), and whether a patient fills and refills a prescription in keeping with the prescriber's instructions (***secondary adherence.***)

Thanks to Assure Health's Virtual Care Ecosystem, patients' vitals are monitored – and transmitted – in near-real time... without the patient having to manually transfer data themselves.

Assure Health prepares and pre-provisions each device before shipping to patients so everything works right out of the box. There are no apps to download and no complicated technology to learn how to use.

All of the devices used on the Assure Health Ecosystem include embedded cellular modems. This means data is automatically transmitted securely into compliant electronic health records (EHR)...

- Without the patient needing to be digitally literate...
- Without the patient needing broadband internet connection...
- And without any sort of manual data collection or reporting whatsoever.

It's a frictionless data collection process that presents a holistic picture of the patient by having true, everyday measurements.

This creates the opportunity for the patients' care providers to see far more accurate data regarding adherence rates.

According to Assure Health's management team...

> *"We are closer than almost anyone to having the highest fidelity data related to adherence because we actually see their vitals and have a constant stream of physiologic parameters coming into our clinicians.*
>
> *Because we validate and collect large amounts of data in real time, we are providing efficacy information. **It's almost like we are running a clinical trial of one.**"*

Continuous measurement of the patient's medication provides transparency into three essential elements of medication use: initiation of treatment, adherent execution, and persistent use for the entire duration of treatment.

This, in turn, allows Assure Health clinicians to step in and provide meaningful interventions that can improve patient outcomes... with the potential to lower the overall costs of care by reducing (or preventing) hospital readmission.

To be clear, data collection alone isn't enough to deliver a meaningful impact on patient outcomes.

A lot of companies have the gadgets and they have the data... but the really difficult part that historically hasn't been solved is analyzing the data and making clinically meaningful decisions.

You could argue that data without answering that question is maybe even worse than no data at all — a false sense of security.

How does the data get interpreted? How do interventions happen? How do we use the data to deliver real results?

These are some of the questions that Assure Health's approach answers.

ASSURE HEALTH SOLUTION #2:

▶CONTINUITY OF CARE & CLINICAL INTEGRITY

With Assure Health, patients – and their families – get a second set of well-trained eyes (a physician or nurse practitioner) reviewing their numbers every single day.

They get the peace of mind of knowing that they are being

A consumer-centric model for data analytics can deliver value

Treatment
history

knowing that they are being looked after and monitored.


General health behavior
Health records
Core personal data
Market data
Consumer preferences
Fitness and well-being
Claims data
Consumer interactions

They get the knowledge that they are using a concierge medicine-style early warning system that can catch issues before they become major… help to eliminate avoidable hospitalizations…and work towards improving their overall health.

And they get a personal care manager (who is a licenced nurse practitioner) to have calls with them throughout the month, review their health, and keep them safe and healthy.

According to Assure Health's management team…

> *"Once we have a patient, we often become the most frequent and trusted healthcare touchpoint the patient has. No other provider is working with them every day."*

This, in turn, supports the mandate of the American Recovery and Reinvestment Act, which requires all public healthcare providers to show "Meaningful use" of electronic health records.

"Meaningful use" of electronic health records (EHR), as defined by HealthIT.gov, consists of using digital medical and health records to achieve the following:

- Improve quality, safety, efficiency, and reduce health disparities
- Engage patients and family
- Improve care coordination, and population and public health
- Maintain privacy and security of patient health information

Additionally, all of this data can be shared with the patients' primary care providers, as well as all other physicians they see.

> *"Primary care doctors love working with us because we close the gaps. We make sure that they have access to a patient's data, their vital signs, their information, with a much higher degree of frequency than they've ever had before. And we supply them with this information in advance of any routine doctor's appointments so that they have the superpowers of having visibility into patients' health lives on a daily basis."*
>
> *– Jeff Nadel, Co-Founder of Assure Health*



Because there is a single source of truth for all of their vitals, this creates an opportunity for all of the patients' care to be properly coordinated and work towards better healthcare outcomes.

ASSURE HEALTH SOLUTION #3:

▶EXTREMELY AFFORDABLE (AND ACCESSIBLE) TO PATIENTS WHO NEED IT MOST

Perhaps the single most obvious advantage of Assure Health's ecosystem is the out-of-pocket cost to the patient.

For any patient on Medicare who qualifies and for whom Assure Health's services are medically necessary, 80% of all costs would be covered, with only 20% owed by the patient. However, if the patient also has supplemental medical coverage, often known as Medigap or Medicare Supplement plans – which 32 million Medicare patients do – it requires zero out of pocket costs, exclusive of any applicable deductibles.

At this point, the only barrier to adoption is a lack of awareness: Most people on

Medicare have no idea they qualify for this program, and they don't know where to turn to get this level of care.

That's why Assure Health is currently seeking to raise capital via crowdfunding; they can both raise funds and drive awareness at the same time.

ASSURE HEALTH SOLUTION #4:

▶PHYSICIANS CAN DELIVER MORE CARE, WITH LESS BURNOUT

Unlike other telehealth companies, Assure Health insists on using only licensed medical professionals who are specially trained in delivering remote care services and who are diligently screened for the best possible "digital bedside manner."

Their goal? ***Provide patients the best healthcare experience they've ever had!***

All clinicians rendering services are specially trained and experienced not only in rendering care remotely, but also in the specifics of monitoring physiologic parameters on a regular basis and communicating with patients accordingly.

But perhaps the most significant impact of Assure Health? It helps physicians spend more time with patients and deliver more meaningful care.

The same can't be said about companies like Teladoc or Amwell, where physicians see different patients every day on a more transactional basis.

With Assure Health, it's all relationship based. Physicians have a greater opportunity to make a real impact on patient outcomes.

According to Annie Muehlberger, a Nurse Practitioner and personal care manager with Assure Health:



"Assure Health brings a personal aspect to telemedicine because at every visit or every phone call, text message, you will be getting the same person every time.

You will not have your information passed off from one care member to another. You will have the same care team member at every time as soon as you are introduced to them. And you get to know them.

They get to know your family, you get to know theirs and at all times you get this bond and trust. And it's more personalized that you're not expecting a different person every time or you have to explain your situation at every phone call. You just know that the other person at the end of the line knows your situation.

As a nurse practitioner who has worked in other practices, I have to say, this is among the most rewarding work I've ever done."

Furthermore, Assure Health has already developed algorithms to help clinicians guide their decision making, and eliminate the annoying grunt work that is unfulfilling.

Instead of trying to automate clinicians out of a job, Assure Health is staking their future on using technology to allow clinicians to focus on building a deeply personal relationship with the patient.

The end result?

ASSURE HEALTH SOLUTION #5:

▶A PURPOSE BUILT (AND SCALABLE) VIRTUAL CARE INFRASTRUCTURE

Assure Health's Virtual Care Ecosystem is solving a massive problem; both at the level of the individual patient... and at a macro/societal level by addressing a healthcare system overburdened with costs stemming from a lack of preventive medicine.

Assure Health uses the latest technology – and licensed clinicians – to remotely monitor the health of seniors with chronic conditions to keep them healthy and safe.

They're able to deliver personalized, concierge-level care at little to no out-of-pocket cost to tens of millions of prospective patients.

For patients whose medical conditions warrant Assure Health's services, this eliminates financial barriers to adoption, thereby dramatically expanding access to millions of people who otherwise may not have the privilege of this level of care.

There is an incredible "stickiness" to the product: For many patients who already take their blood sugar or blood pressure, no behavioral change is required; for those who don't, they come to rely on the comfort of having a clinician looking over their shoulder every day.

And now, you can have the opportunity to be part of their bold vision...

ASSURE HEALTH

"A Doctor in Every Home... at no out-of-pocket cost"

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INVESTMENT DOCUMENTS, RISKS & DISCLOSURES

Subscription Agreement   Financials   Form C   Amendments

An investment in the Company involves a high degree of risk. You should carefully consider the risks described above and those below before deciding to purchase any securities in this offering. If any of these risks actually occurs, our business, financial condition or results of operations may suffer. As a result, you could lose part or all of your investment.

RISKS & DISCLOSURES

COMPANY INFORMATION & FAQ'S

▶ PEOPLE

✔ **Our founders have previous exits and are proven entrepreneurs.**

The team includes an <u>experienced</u> Medical Director who has a proven track record in the industry and a Digital Health Advisor who is currently the **associate head of virtual care for UCSF** and actively publishes peer-reviewed research on RPM and virtual care.

Founders also have extensive experience innovating within highly-regulated industries.

 **Jeffrey Nadel (CEO) and Craig Bolz (COO)**

Jeff and Craig are serial entrepreneurs who have founded multiple technology companies, including Klink, Sparkpoint Media, and Beverage Advisory Group. Klink was the first app and website to legally offer on-demand beer, wine, and spirits delivery; had partnerships with Total Wine & More, AB InBev, Nestle, and Constellation



Brands; and was acquired by delivery.com in 2017.

They have significant experience scaling businesses and creating partnerships with Fortune 500 companies. Importantly, almost all of their business experience has involved operating compliantly, and innovating, in highly-regulated industries. Jeffrey received his B.A. from the University of Pennsylvania, and Craig earned a B.A. from the University of Central Florida.



Dr. Michael Hafran, MD, MBA (Medical Director)

Dr. Hafran brings more than 15 years of clinical experience and has played an instrumental role in the development of policies, protocols and procedural algorithms ensuring delivery of the highest quality patient-centric care.

Trained in Family Medicine at Columbia-Presbyterian, Dr. Hafran served as a physician and officer in the US Air Force in the European and Pacific theatres. Dr. Hafran has been a strategic advisor and consultant to many different major telehealth and digital health companies.



Dr. Timothy Judson, MD, MPH (Digital Health Advisor)

Dr. Judson is the Associate Director of Clinical Innovations and an Assistant Professor at UCSF. He has expertise in virtual care and telehealth, including remote triage and remote monitoring. He has a passion for designing and implementing care models to improve value and align incentives in healthcare.

Dr. Judson possesses knowledge of various aspects of accountable care organizations and population health. Dr. Judson regularly publishes on the subjects of digital health and remote patient monitoring.



Dr. Andrew Magnet, MD, PhD (Lead Physician)

Dr. Magnet brings over 17 years of hospitalist, emergency room, and primary care experience. He is a physician with hands-on experience, treating all types of patients. He is also the Chief of Medical Staff and a Flight Surgeon for the 165th Medical Group, Georgia Air National Guard.

He graduated from the Medical College of Virginia and completed his residency at Tripler Army Medical Center in Hawaii. Dr. Magnet is a distinguished scholar with his PhD in Molecular Pathology from the University of California at San Diego.



Annie Muehlberger APRN-BC, RN (Patient Care Manager)

Annie is a licensed nurse practitioner who earned her master's degree in nursing from Walden University and her bachelor's degree in nursing from Washburn University. She worked as a nurse practitioner for Via Christi Clinic, and before that as a registered nurse for Via Christi Hospital St. Joseph's Emergency Room.

▶ PURPOSE

What is the vision for the future (for the world, their customers, and themselves)?

Our ambition was, and is, to create the kind of healthcare experience that we've always wanted our own grandparents to have. Anything short of that is not good enough. We are unconstrained by "the way things have always been done" and are focused on delivering to our patients the best healthcare experience they have ever had.

What is the company's "Big Hairy Audacious Goal"?

To get all of the tens of millions of people who currently qualify for, and would benefit from, our service signed up.

How do they plan on achieving this goal?

By developing the Virtual Care Ecosystem that will power the next decade of healthcare innovation.

Our first mission? **Hypertension**.

Why? Because nothing kills more Americans than heart disease and stroke.

According to the CDC…

- More than 868,000 Americans die of heart disease, stroke, or other cardiovascular diseases every year—that's one-third of all US deaths.

- These diseases also take an economic toll, costing $214 billion a year to our health care system and causing $138 billion in lost productivity from premature death alone.

- One hundred and eight million people have high blood pressure (defined as having blood pressure of 130/80 mm HG or higher or taking medicine to control blood pressure), a key risk factor for heart disease and stroke.



| 1 in 3 DEATHS or more than 859,000 people each year | $214 BILLION in health care system costs | $138 BILLION in lost productivity from premature death | 108 MILLION people with high blood pressure |

Furthermore, the **Surgeon General** has issued a *"call to action"* to control hypertension in America.

According to the report…

High levels of hypertension control can be achieved in clinical settings and communities. Many health care providers—from large integrated health care systems to community health centers serving different populations to individual health care providers—have demonstrated significant improvements in hypertension control in their patient populations and been recognized nationally for their efforts.

They have done so by making hypertension control a priority, implementing evidence-based strategies, and being dedicated to monitoring improvement over time.

These strategies include the following:

- Enhancing electronic health record systems to improve clinical workflows and provide decision support tools.
- Implementing treatment protocols.
- Expanding the use of integrated care teams.
- Providing clinician feedback on performance.
- Prioritizing medication intensification and adherence.
- Promoting shared management through self-measured blood pressure monitoring.

We believe our Virtual Care Ecosystem is the answer to this crisis.

Also, by aligning ourselves with existing government priorities, we stand the greatest chance to not only gain market share, but define a new standard of care for the way these conditions are managed.

Based on what we've already built, the more participants we have on board, the more we're able to compile real data. As N gets larger, we think we'll be able to show the positive impact of our technology.

Assure Health's medical advisors are standing ready to conduct a full clinical study to definitively demonstrate the effectiveness — and impact — of the

Assure Health Virtual Care Ecosystem.

Our **top priority this year is running a clinical** trial using our Virtual Care Ecosystem and its potential impact on hypertension.

» **How many patients would you like to include in the first trial?**

Dr Hafran: *"'We want an N of at least 100, 500 spectacular, and 700 would put us into a true peer review land" The benefit is: As we continue to grow and aggressively expand, our data gets even better, thereby fueling even more growth. We are in a positive cycle."*

» **What objections do people have?**

We are data doctors. Our goal is to transmit clean and efficient data to the primary care provider that allows for effective change, and to improve quality of life.

Mainly objections would be…

- I don't know how to interact with this technology.
- I don't know how to use a blood pressure cuff.

Don't worry, our physicians will walk you through it. It's as easy as putting on a shirt

Clinicians might also have objections… I don't have time to go through this data… don't worry, we'll scrub and compile the data, then deliver it to you in whatever form you'd like.

» **Describe the culture of the business?**

We like to call it the *"return of relationship-based medicine."*

We believe in delivering highly-personalized care. We believe in humanizing medicine.

Our patients are not numbers to us — they are real human beings, with all the complexities and nuances that we all share. To best ensure they get, and remain, healthy, we have to strive to understand all of that. And we always do it with a friendly, patient, and compassionate approach.

We are finally providing RPM with clinical integrity. What does that mean? It means that everything we do is in furtherance of the only thing that really matters: keeping our patients healthy. We don't do things for the sake of technology or for the sake of revenue. What we do, we do to keep our patients healthy. We believe that is a winning strategy.

Unlike other RPM companies, we made the decision to only use fully licensed clinicians and nurse practitioners to render these services because we want our patients to know they're always in the hands of someone with full clinical decision-making abilities.

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▶ PARTNERS

» **Does the company have any joint venture relationships, affiliate relationships, or channel partnerships that give it a competitive advantage (JVs)?**

While we can't mention some of our partnerships by name at this time, we have multiple potential strategic partnerships in the works which would contribute materially to our go-to-market approach and speed to scale.

We'll be announcing these partnerships as soon as they're confirmed and we have the go-ahead to do so.

Further, we have multiple currently active partnerships with assisted living facilities, home health companies, and primary care providers. Assure Health provides services that these companies can't or don't provide themselves, and these services provide tremendous benefit to their clients, patients, residents. In the coming months, we expect to launch additional partnerships with even larger operators of assisted living facilities and senior living

» **List all potential "JVs" that could materially impact the company's revenue**

Right now, we partner with assisted living facilities and home health companies to provide more comprehensive services to their patients.

With that said, we're looking at several other options for channel partners.

Several potential applications here might be:

- **Partnerships with pharmaceutical companies, research labs, and academic institutions to perform clinical trials** – Since we expect to have thousands of patients with every type of chronic condition – as well as our network of clinicians who can use our technology to monitor the trials – this would be an obvious opportunity for our technology.
- **Partnerships with Medicare Advantage health plans and other insurers** (including life insurance companies and long-term care insurance companies) to help keep their subscribers healthy and drive down medical costs.
- **Partnerships with other healthcare providers focused on value-based care.** As the trend continues towards healthcare providers focusing on delivering value-based care, wherein financial outcomes are tied to health outcomes, Assure Health is perfectly situated to be the go-to partner to aid in reducing cost of care while improving outcomes.

We have many doors open with respect to potential strategic partnerships, each of which would be expected to result in material impact to the company's revenue and growth prospects. The company's founding team has extensive experience in crafting and entering into partnerships with large enterprises, and the founders have a track record of forming such strategic partnerships that dramatically accelerate the growth of the business.

▶ INTELLECTUAL PROPERTY

» **What intellectual property – patents, copyrights, trademarks, and trade secrets – does the business have that creates a durable moat?**

The "secret sauce" of our business is the 20 RPM protocols developed by our chief medical officer.

We have clinical parameters, protocols, decision-making algorithms, and guidelines established to serve over 20 chronic conditions, including:

- Hypertension
- Heart disease (CAD and CHF)
- Peripheral vascular disease (PVD)
- Lung disease (COPD, sleep apnea)
- Diabetes
- Chronic Obesity
- Liver disease
- Thyroid disease (Grave's disease or Hashimoto's)
- Cancer, excluding skin cancer
- Dyslipidemia (e.g., high cholesterol)
- Blood clotting disorders, including stroke
- Kidney issues, including dialysis
- Gastrointestinal issues, including diverticulosis and/or stomach ulcers
- Musculoskeletal (MSK) and neurological issues (MS, seizures, Alzheimer's, etc)

It is a system that allows for the interpretation of large amounts of data… narrowing it to what is important, and what is not important… then determining how to deal with anomalies and variations that are outside of our safety parameters.

This can be customized for certain patients and allows for a quick, efficient interaction and intervention from our staff.

Our system doesn't just look at raw numbers. What you want to look at is volatility, delta values, and how people are changing over time.

The real challenge is "how do you separate the signal from the noise?"

You can have a torrent of data, but if you can't distill it to create action, it's not useful.

We've developed the tools to say what is medically impactful... and where are those decision-making levers... and what should be done.

This is what has not been done before. The clinical infrastructure and algorithms haven't been put together in a purpose-built way to enable the delivery of these remote monitoring services with clinical integrity.

That's why there's always been questionable data — and questions around how that data gets acted upon. And now, we believe we have a solution to this problem.

▶ PROMISES

» Who is the Assure Health Virtual Care Platform made for?

The Assure Health Virtual Care Platform is built to serve seniors and is especially helpful for those with chronic medical conditions.

Historically, much of digital health innovation has been confined to the benefit of an audience that is relatively young and relatively healthy. Think about wearables like Fitbit and Apple Watch. Innovating for seniors — a population that is older and, on average, sicker — is a much more challenging problem to solve.

But, solving *this* problem will make the largest difference, as this is the population that drives the lion's share of costs to the healthcare system and bad outcomes.

Using the Assure Health services to meaningfully help to keep seniors healthy holds great promise on an individual level — improving a person's health, helping them live longer, etc. — and on a macro level, by reducing costs and suboptimal outcomes.

» Does Assure Health replace a patient's current primary care doctor?

We do not replace your primary care doctor or specialist. Instead, we collaborate with them to help deliver the best possible care. We are your primary care doctor's best friend and aim to give them superpowers, in the form of dramatically expanded visibility into how each patient is doing on a much more regular basis.

» Describe the urgent problem the customer is trying to solve, or the needs that are going unmet by existing solutions.

The traditional model of healthcare delivery in the United States is fragmented and episodic in nature. Patients go to the doctor a few times a year. But that model is not conducive to the effective handling of chronic conditions.

Chronic conditions require active and ongoing *management*. And when they are under-managed, under-treated, under-medicated, there are numerous bad outcomes that result. For one, patients lose their peace of mind. They are worried between their routine doctor's visits: "Am I doing okay?" Their family members worry. Time goes by without their knowing if they are getting exactly the care they need.

Ultimately, patients and their families worry about a rapid degradation of their health, condition, and quality of life — the Assure Health Virtual Care Platform is a tool with the potential to help provide peace of mind and reduce the likelihood of avoidable bad outcomes.

» What is the main promise?

We have created a legally-compliant, direct-to-consumer RPM program. We are able to market and offer our program directly to consumers, without their having to switch doctors. We have built an entire clinical infrastructure to support this, so we can offer the world-class care in collaboration with their existing doctors. And for those with the right Medicare and insurance coverage, we can do all of this at a $0 out-of-pocket cost.

- Gives patients, patients' families, and patients' caregivers peace of mind knowing that their vital signs are being monitored by a clinician every single day.
- Acts as a hub for health data that can keep patients' loved ones updated on their health.
- Provides a second set of (well-trained) eyes to monitor and review their data each and every day.
- Patients' typical treatment plans, including medication, are based on an incomplete and imperfect picture of the patient and often rely on

incorrect information, such as blood pressure readings that are artificially high during doctors' visits due to White Coat Syndrome.

» What makes this solution different?

Current RPM companies take a B2B SaaS approach and license their hardware and software to doctors' offices and clinics, which are then responsible for developing and administering the program.

- We give patients access to what is essentially concierge medicine wherein they have access every day to a personal care manager.
- They are receiving the devices and concierge-level care, with a minimum of a once-a-month phone call with their personal care manager (who is most often a nurse practitioner). Often, they have much more frequent contact, every few days. The NP is reviewing their numbers every day and reaching out when there are issues, providing lifestyle recommendations, dietary change recommendations, etc. To distill it down to its very core: "We are keeping patients safe and healthy and out of the hospital."

» Why is your solution better?

Fundamentally, a few of our key differentiating factors are:

- Our ability to offer our solution, and onboard patients, direct-to-consumer
- Our ability to offer our solution at no out-of-pocket cost to qualified patients, paid for by Medicare and supplemental coverage
- Our clinical infrastructure, so that we are delivering a clinically meaningful service
- Our direct-to-consumer approach removes the administrative overhead of waiting for doctors' offices to pay for services
- Our services remove the burden on already-busy primary care provider offices and other providers, while still allowing for the clinically robust monitoring of patients' conditions

We have combined telemedicine with remote patient monitoring to allow for any patient with Medicare to have access to RPM.

We created a hybrid telemedicine-RPM model: Patients have access to RPM services and technologies, with a team of clinicians who monitor their health every day.

Our medical practice specializes in RPM services: All clinicians rendering services are specially trained and experienced not only in rendering care remotely, but also in the specifics of monitoring physiologic parameters on a regular basis and communicating with patients accordingly.

» How often is there a patient interaction with an Assure Health medical professional?

One of the really incredible things that we are able to do is personalize this based on what the patient needs. We provide at least one patient interaction per month, but it could be as often as what is required and medically appropriate on a per-patient basis.

» Is this technology easy to use?

We have sourced and developed technology that makes both RPM and telemedicine easy to use for seniors.

All of the devices we use include embedded cellular modems so the data is automatically transmitted into our EHR without the patient doing a thing.

We prepare and pre-provision each device before shipping to patients so everything works right out of the box, and we do not require any app downloads.

We use a unique technology infrastructure, bringing together existing technologies along with our own proprietary tech stack that enables us to deliver an unrivaled, seamless experience.

» Is the data automatically sent to the PCP or is it delivered upon request?

If a patient requests automatic PCP data sharing and signs a HIPAA release, then we can do this automatically. If they do not request it or do not sign a HIPAA release, PCP collaboration will only occur during escalations.

We also have patients who do not request automatic sharing, but request it as-needed prior to their appointments with their PCPs.

» What were the key early accomplishments?

- Successfully onboarding an initial batch of patients using cold, direct response marketing.
- Partnering with our first channel partners, a group of assisted living facilities, to create a value-add, low-acquisition-cost method of onboarding large numbers of patients who are in great need of our services.
- Recruited and assembled a world-class founding medical team, with experience spanning many different clinical settings, multiple branches of the United States Armed Forces, some of the great academic research institutions in the country, and many of the nation's most innovative digital health and healthcare technology companies.

» Can you tell if the device has stopped working vs the patient not using it that day?

Yes. The devices "phone home" when working properly. As long as you have cell phone coverage, this technology will work for you.

» Is there international potential?

There does exist the potential for international expansion in the long-term, but, for the foreseeable future, we are completely focused on the U.S. domestic market. Our expansion will take the form of expanding our scope of services far before we look to international expansion.

▶ PROMOTIONS

» Do you currently have customers (and how did you get them?)

Yes, we do have customers. Our current patients were acquired through a two-pronged approach, including both pure direct-to-consumer efforts (e.g., direct response marketing) and channel partnerships (e.g., with assisted living facilities).

» What is your "go-to-market" strategy?

We have a multi-pronged approach that includes

- (i) a pure play direct-to-consumer marketing channel leveraging direct response marketing (e.g., outbound phone sales, direct mail, broadcast advertising, etc.) and
- (ii) a channel partnership strategy leveraging deep partnerships with assisted living facilities, home health companies, and other facilitators of care.
- (iii) forming joint ventures and strategic partners with other providers and device manufacturers in our ecosystem.

» What states are you currently accepting patients?

Based on Assure Health's current legal status, our licensed medical providers can offer services to patients in Florida, Alabama, Delaware, Georgia, Louisiana, Maine, Mississippi, Missouri, Nebraska, Ohio, Rhode Island, Utah, Virginia, and Washington, D.C.

However, Assure Health is currently in the process of expanding its reach to all 50 states, a process which is expected to be completed within the next six months.

» How much does it cost to acquire a client?

Our average CAC for December 2020 was $67.50.

» What is the max. number of clients that you can handle?

We have built our systems and processes to scale to 20,000+ patients.

» What does the new customer onboarding process look like?

Here are the steps that happen when someone decides they would like to become a patient of Assure Health:

1. The patient fills out the form on our website or calls our support line to sign up. During this process, we collect all the patient's Medicare and insurance information.
2. We check what, if any, financial responsibility the patient would have for our services (if the services are determined to be medically necessary by a physician) and then, if the prospective patient would like to continue, we schedule them for the initial telemedicine appointment right away.It is important to note that we offer total cost transparency. Patients will

never sign up for Assure Health without knowing upfront what, if any, out-of-pocket financial responsibility they will have.

3. The next step is the initial telemedicine appointment with an Assure Health physician. During this appointment, the Assure Health physician will go through the patient's medical history, prescriptions, and go through a series of questions to assess the patient's health and put together a personalized plan to help monitor and improve the patient's health.The physician will determine, in their independent clinical judgment, if Assure Health's services are medically necessary and appropriate for the patient.

4. Any medically necessary devices will get shipped out and arrive to the patient within 48 hrs of the initial telemedicine appointment.

5. After the patient receives the device(s), they will be assigned a personal care manager that will be monitoring their condition everyday and will be their dedicated touchpoint for Assure Health.

▶ PROFITS

» How do you make money?

We bill Medicare and private insurance companies.

» What is the lifetime value of your customer base?

The Assure Health model has high retention, which we have already demonstrated, due to the relationship-driven nature of the services and how integral they become in patients' lives. While services are only delivered so long as they are medically necessary and appropriate, we have found that most patients are in need of long-term remote patient monitoring for their conditions.

» How did you decide on your pricing model?

For our financial modeling, we estimate an average of $130 in monthly revenue per active patient. This estimate is based on national payment amounts from the Medicare Physician Fee Schedule.

All medical services provided to patients are based exclusively on the medical necessity and clinical appropriateness thereof, as determined in the sole discretion of the licensed medical professional(s) rendering services to the patients in question. Our average "days to pay" from Medicare for Q4 2020 was 17.5 days from the submission of a claim to the payment of a claim.

» What are your estimated profit margins?

Based on Medicare's national payment amounts from the Medicare Physician Fee Schedule and industry-level cost data as well as our own data, gross margin is projected to be in 50%+ range.

» What is the growth rate?

Between August and December, we increased our number of new patients onboarded per month by 160%.

» Why should I (the reader) consider investing in this round?

In addition to the value that the business drives and the pain points it solves, the timing for our solution could not be better. As COVID-19 has gripped the world, droves of people — especially seniors — who had previously never used telehealth services have flocked to these offerings.

Now, it can be very dangerous for members of these at-risk patient populations to leave their homes; a doctor's waiting room may be the worst place for them to be.

As a result of these macro trends, there is an intense focus on telehealth and digital health solutions and a corresponding desire to adopt them.

- First mover in direct-to-consumer RPM in the Medicare patient population.

- Strong founding team with previous exits.

- RPM provides recurring revenue with strong unit economics and great lifetime value.

- We are able to offer our product to patients for $0 if they have qualifying coverage, so there is minimal friction to onboarding new patients at scale.

- Significant opportunity to establish partnerships with ALFs and home

health companies, which could generate significant, low-cost patient acquisition.

- First-of-its-kind clinical structure as a tech-enabled specialty medical practice purpose-built to deliver the highest standard of clinical care hyper-specialized in remote patient monitoring, with clinicians trained for digital bedside manner and remote monitoring of patients

The knowledge that investors are helping to fuel a company that is contributing to preventing hospitalizations, catching patients' issues before they become major, and ultimately saving lives, along with significantly reducing the long-term cost burden of chronic conditions on the healthcare system.

» When will you be cash flow positive?

We expect the company to become cash flow positive at a very early stage considering the strong profit margins and LTV of our patients. As a result, the company will not need large amounts of ongoing funding.

However, we acknowledge the importance of establishing ourselves as the market leader in this space and spending to acquire large numbers of patients quickly. Fundraising will buy us speed.

» What is your exit strategy?

There are many avenues for liquidity in our space, from acquisition opportunities by large legacy players to public market opportunities, all with the aim to enable our growth and achieve our vision of **"A Doctor in Every Home, at no out-of-pocket cost"**

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260 Terence Matthews Cres., Suite 201
Ottawa, Ontario. K2M 2C7

T : 1-800-879-7606
E : info@equifundcfp.com

EXHIBIT C
Subscription Agreement

ASSURE HEALTH CORPORATION

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of
ASSURE HEALTH CORPORATION
4500 North State Road 7, Suite 102
Lauderdale Lakes, FL 33319

Ladies and Gentlemen:

1. Background. The undersigned understands that Assure Health Corporation, a Delaware corporation, (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, dated February 15, 2021, as the same may be amended from time to time, filed by the Company with the Securities and Exchange Commission (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"). The Company is offering to both accredited and non-accredited investors up to 1,070,000 shares of its Common Stock, $0.00001 par value (each a "**Share**" and, collectively, the "**Shares**") at a price of $1.00 per Share (the "**Purchase Price**"). The minimum amount or target amount to be raised in the Offering is $25,000 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $1,070,000 (the "**Maximum Offering Amount**").   If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through Equifund Crowd Funding Portal, Inc. (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7% of gross monies raised in the Offering and Common Stock that is equal to 7% of the total shares of Common Stock sold in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.equifund.com.

2. Subscription. Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "**Offering Deadline**").

3.   Closing.

(a)   Closing. Subject to this Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "**Closing**") shall take place through the Portal at such times as the Company may designate by notice to the undersigned and the Company may conduct one or more Closings on or before the Offering Deadline.

(b)   Closing Conditions.   The Closing is conditioned upon satisfaction of all the following conditions:

(i)   prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii)   at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount; and

(iii)   the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4.   Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5.   Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a)   The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b)   The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(c)   Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d)   The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make

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the decision to purchase the Shares.

(e)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f)   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j)   The undersigned has up to 48 hours before the Offering Deadline or a Closing, whichever comes first, to cancel the purchase and get a full refund.

(k)   The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(l)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own

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circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(m)   The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)   The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(o)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(p)   If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

6.   HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with its own advisor regarding legal matters and tax consequences involving this investment.

7.   Company Representations. The undersigned understands that upon issuance to the undersigned of any Shares, the Company will be deemed to have made the following representations and warranties to the undersigned as of the date of such issuance:

(a)   Corporate Power. The Company has been duly incorporated as a corporation under the laws of the State of Delaware and has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b)   Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   Valid Issuance. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Certificate of Incorporation and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

8.   Drag Along. Notwithstanding anything to the contrary contained herein, in the event that (i) the Board of Directors of the Company and (ii) the holders of a majority of the then outstanding shares of Common Stock of the Company held by the stockholders then providing services to the Company as officers, employees or consultants, approve a Sale of the Company (as defined below), the undersigned agrees to offer to sell all of its Shares, and to sell all of its Shares (or, if such proposed transaction involves the sale of less than one hundred percent (100%) of the outstanding Common Stock, a proportionate amount of its Common Stock), to such person or persons or to vote all of its Shares in favor of such proposed transaction, as the case may be, in either case upon the terms and conditions of the transaction approved by the Board of Directors of the Company; provided, however, that the undersigned's obligation to sell its Shares pursuant to this Section 8 shall only apply if all of the shares of Common Stock are to be sold on the same terms and conditions. A "**Sale of the Company**" shall mean either: (a) a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than 50% of the outstanding voting power of the Company; (b) a merger or consolidation in which the Company is a constituent party or a subsidiary of the Company is a constituent party and the Company issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the shares of capital stock of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or (c) (ii) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or (ii the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company. The undersigned hereby appoints the Board of Directors of the Company its true and lawful attorney-in-fact,

with full power of substitution and resubstitution, for it and in its name, place and stead, in any and all capacities, to sign any and all documents to carry out this Section 8, granting unto said attorney-in-fact, full power and authority to do and perform each and every act and thing requisite and necessary to be done relative to any of the foregoing, as fully for all intents and purposes as it might or could do in person, hereby ratifying and confirming all that said attorney-in-fact or its substitute or substitutes may lawfully do or cause to be done by virtue hereof. The power of attorney contained in this Section 8 granted is a power coupled with an interest and shall be irrevocable.

9. <u>Equity Financing</u>. To the extent the undersigned holds Shares equal to or in excess of one percent (1%) of the Company's capital stock (on an as-converted basis) that is issued and outstanding, in connection with an Equity Financing, the undersigned agrees that it will execute and deliver to the Company all transaction documents related to the Equity Financing that may be reasonably requested by the Company of the undersigned, including, but not limited to a voting agreement and a right of refusal and co-sale agreement; provided, that, that the Company request that all such similarly situated stockholders enter into such documents. As used herein, "**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation.

10. <u>No Conflict.</u> The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Certificate of Incorporation and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

11. <u>Indemnification</u>. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

12. <u>Market Stand-Off</u>. If so requested by the Company or any representative of the underwriters (the "**Managing Underwriter**") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "**Market Standoff Period**"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

13. <u>Obligations Irrevocable</u>. Following the Closing, the obligations of the undersigned shall be irrevocable.

14. <u>Legend</u>. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

15.   Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing. Notwithstanding the foregoing, the undersigned hereby consents to the delivery of stockholder notices by electronic transmission for all purposes and to the fullest extent permitted by law, including the fullest extent set forth in Section 232 of the General Corporation Law of the State of Delaware (the "DGCL"). Notices by electronic transmission shall be delivered to the undersigned at the email address that the undersigned provided to the Portal.

16.   Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws.

17.   Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the State of Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

18.   Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

19.   Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

20.   Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

21.   Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

22.   Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

23.   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

24.   Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

25.   <u>Binding Effect</u>. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

26.   <u>Survival</u>. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

27.   <u>Notification of Changes</u>. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

[End of Page]

IN WITNESS WHEREOF, the parties have executed this Agreement as of _____.

COMPANY:

ASSURE HEALTH CORPORATION

By:_____

Name:_____

Title:_____

Read and Approved (For IRA Use Only):   **SUBSCRIBER:**

_____

By:_____   By:_____

Name:_____

Title:_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

EXHIBIT D
Investor Deck

ASSURE HEALTH

Combining remote patient monitoring and telehealth to
revolutionize the way care is delivered to the 65+ patient population.

Assure Health is simple for patients.







1

Patients receive an initial 15-30 min telemedicine consult with an Assure Health doctor, who reviews the patient's medical history and puts together a plan and protocol for ongoing monitoring of the patient's chronic condition(s).

2

Assure Health sends a set of cellular-connected, easy-to-use RPM devices that accurately measure and report on biomarkers like blood pressure, blood glucose ,and weight. Nothing is complicated, and no specific knowledge is needed to use our tech.

3

Patients are assigned a dedicated nurse practitioner — their personal care manager — who reviews and monitors the patient's data daily. They will intervene if the patient is ever out of range and address the situation with the patient immediately. Our clinicians also have monthly calls with the patient to address their health and collaborate with the patient's primary care doctor.

There is no other meaningful direct-to-consumer solution in the RPM space.

Current RPM companies take a B2B SaaS approach and license their hardware and software to doctors' offices and clinics, which are then responsible for developing and administering the program.

RPM is a burden for clinics:

Running a successful RPM program requires the average medical practice to fundamentally change the way its clinicians and staff deliver patient care.

It requires a substantial expansion of responsibilities, such as constant monitoring, support, and monthly reviews of the data.

Access is limited for patients:

If patients want to use RPM technologies to take a more active role in their health, their PCP or specialist must already be participating in an RPM program, which is rare.

There is currently no direct-to-consumer pathway for enrolling in RPM.

Assure Health is first-of-its-kind.

We created a hybrid telemedicine-RPM model:
Patients have access to RPM services and technologies with a team of clinicians who monitor their health every day.

Our affiliated clinicians specialize in RPM services:
All clinicians rendering services are specially trained and experienced not only in rendering care remotely, but also in the specifics of monitoring physiologic parameters on a regular basis and communicating with patients accordingly.



We've combined two proven, growing models.



RPM

RPM has proven clinical benefits: It helps healthcare providers optimize care for patients with chronic conditions, which leads to better health outcomes and a reductions in hospitalizations.

A win-win-win:
Patients stay safe and healthy. Doctors have a more complete picture of patients' health and can offer better care. The healthcare system may lowers
Costs.

Other companies such as *Livongo* have proven product-market fit for RPM, showing significant patient compliance and patient enthusiasm
(via NPS).

ASSURE HEALTH

Telemedicine

Telemedicine has had explosive growth over the last few years, which has only increased with concerns about COVID-19.

Doctors are increasingly interested in joining telemedicine networks for part-time and full-time roles.

COVID-19 has caused many geriatric patients to try telemedicine, which has lead to an openness and even preference in a patient population that was previously reluctant to try it.

The perfect time, the perfect population for direct-to-consumer RPM

Why now?

- COVID has caused unprecedented changes in regulatory policy as it relates to telehealth and RPM, which have allowed for innovation and new business models in this space that were not previously possible.

- COVID has caused people to be much more open-minded to telehealth. Previously many people, especially the 65+ population, were reluctant to use virtual care, but, in recent months, many people have shifted to telehealth for routine care and have embraced it.

- RPM now has a proven track record in the medical literature showing positive health outcomes.

Why the 65+ patient population?

- The senior patient population has the highest percentage of patients that have chronic conditions; these patients may derive the greatest benefit from RPM.

- For those with qualifying insurance coverage, the financial burden of RPM services may be incredibly minimal.

- We have developed technology that makes this process extremely easy for seniors. Our process and technology works for seniors without significant hurdles.

The untapped market is huge and growing...





60
million

2018
Medicare
enrollment

80
million

2030
expected
Medicare
enrollment

We give the PCP superpowers.

Assure Health does not supplant
the patient's PCP or specialists.

We collaborate and share data
with patients' current doctors to
deliver them the best possible care,
helping to fix the imperfect
and incomplete picture doctors have
of their patients on a day-to-day basis.



Unique clinical delivery.

Our mission is to break the flawed pattern of episodic care and deliver meaningful "everyday healthcare" to patients in a personalized and humanized fashion.

We have work with phenomenal physicians who all have great "digital bedside manner" with the aim of providing the best healthcare experience each of our patients has ever had.

We also go above and beyond in that all staff who handle patient data and interact with patients are fully-qualified clinicians with full clinical decision-making abilities.



Technology Differentiation

We use a unique technology infrastructure, bringing together existing technologies along with our own proprietary tech stack that enables us to deliver an unrivaled seamless experience.

We are engaged in R&D around using AI and machine learning to improve the quality of alert thresholds for patient vital signs.

We are in the process of developing additional IP, leveraging wearables, smart devices, and software-driven applications to uniquely capture additional vital signs and physiologic data.



Meet the Assure Health team.











Founders

Jeffrey Nadel and Craig Bolz are serial entrepreneurs who have founded multiple technology companies including Klink, Sparkpoint Media, and Beverage Advisory Group. Klink was the first app and website for on demand beer, wine, and spirits delivery and was acquired by delivery.com and had partnerships with Total Wine & More, AB InBev, Nestle, and Constellation Brands. They have significant experience scaling businesses and creating partnerships with Fortune 500 companies.

Medical Director

Dr. Michael Hafran MD, MBA brings more than 15 years of clinical experience and has played an instrumental role in the development of policies, protocols and procedural algorithms ensuring delivery of highest quality patient-centric care. Trained in Family Medicine at Columbia-Presbyterian, Michael served as a physician and officer in the US Air Force in the European and Pacific theatres. Dr. Hafran has been strategic adviser and consultant to many different large telemedicine companies.

Digital Health Advisor

Dr. Timothy Judson MD. MPH is the Associate Director of Clinical Innovations at UCSF. He has expertise in virtual care and telehealth including remote triage and remote monitoring. Has a passion for designing and implementing care models to improve value and align incentives in healthcare. Possesses knowledge of various aspects of accountable care organizations and population health. Dr. Judson regularly publishes on the subjects of digital health and remote patient monitoring.

Lead Physician

Dr. Andrew Magnet MD, PHD brings over 17 years of hospitalist, emergency room and primary care experience. He is a physician with hands-on experience, treating all types of patients. He is also the Chief of Medical Staff & a Flight Surgeon for the 165th Medical Group, Georgia Air National Guard. He graduated from the Medical College of Virginia and completed his residency at Tripler Army Medical Center in Hawaii. Dr. Magnet is a distinguished scholar with his PhD in Molecular Pathology from the University of California at San Diego.

Patient Care Manager

Annie Muehlberger APRN-BC, RN earned her master's degree in nursing from Walden University and her bachelor's degree in nursing from Washburn University. She worked as a nurse practitioner for Via Christi Orthopaedic Clinic, and before that as a registered nurse for Via Christi Hospital St. Joseph's Emergency Room.

Key Takeaways

RPM has <u>proven product-market fit</u> and
<u>undeniable clinical value.</u>

Assure Health is a <u>first-mover</u> in creating
a direct-to-consumer option
for the senior patient population.

A no brainer for patients because of the
proven health benefits and
<u>added peace of mind</u>.



THANK YOU

EXHIBIT E
Video Transcript

Jeffrey Nadel (00:01):

Assure Health uses the latest technology and the best clinicians on the planet to remotely monitor the health of seniors with chronic conditions to keep them safe and healthy at home. When you sign up as a patient for Assure Health, you'll have an audio/video telehealth appointment with one of our friendly physicians, who will take the time to get to know you and understand the conditions that you have.

On-Screen Disclaimer (00:11):
Assure Health is a platform through which patients connect with an independent physician.

Dr. Andrew Magnet (00:20):

We're not only looking at their medications and their surgery history, we're looking at multiple different facets of a patient's life.

Jeffrey Nadel (00:29):

The physician will personalize a virtual care plan specifically for you, and if our virtual care services are a good fit, we will ship you out all the devices you need.

On-Screen Disclaimer (00:37):

All devices supplied by Assure Health in connection with the services are manufactured by third parties.

Craig Bolz (00:38):

Assure Health is fully credentialed with Medicare. So, if a patient pays no out-of-pocket costs when they go to a doctor, then they will pay no out-of-pocket costs for signing up for Assure Health. We have built all of our technology so it is unbelievably easy to use.

On-Screen Disclaimer (00:43):

Assure Health cannot guarantee any coverage or payment from any health insurer, deductibles may apply.

Annie Muehlberger (00:53):

Once they get these devices, they turn them on, they start taking readings, and right away those readings get sent electronically.

Dr. Michael Hafran (01:00):

As a doctor, sometimes I only see patients two or three times a year, and they're on blood pressure medications. I'm making decisions that are going to impact them for a year, on one blood pressure reading. That is the reality.

Dr. Andrew Magnet (01:17):

What happens to a patient in-between a visit? Usually as a physician, you don't know. But using the devices and methods that we have established, we are able to essentially provide a second set of eyes for the patients, and monitor potential problems before they occur.

Jeffrey Nadel ([01:38](#)):

We do not replace any of your existing doctors. Really, what we do is give your primary care doctor super powers. We make sure that they have access to a patient's data, their vital signs, their information, on a daily basis. When you join Assure Health, you will be assigned a personal care manager, you will know their name, their phone number. You'll be able to call them, or text them, or have video appointments with them whenever you'd like. And you'll have the peace of mind of knowing that that person's job is to look out for you and to have your back.

On-Screen Disclaimer (02:02):

Subject to availability and hours of service.

Dr. Andrew Magnet ([02:08](#)):

Assure Health is that extra set of eyes, not only for the patients, the practitioners, but also the caregivers, the loved ones, the children.

Annie Muehlberger ([02:18](#)):

Every visit or every phone call, text message, you will be getting the same person every time. You get to know them, they get to know your family, you get to know theirs.

Dr. Michael Hafran ([02:27](#)):

A machine just isn't looking over your numbers, but a real person is. A real person that actually gets to know you.

Annie Muehlberger ([02:35](#)):

My best experience with working with Assured Health is getting to know these patients. I not only see them as my patients, but really starting to kinda see them as my friends and family. I want them to know that they can count on me just as much as they need, daily, weekly, monthly, whatever it takes.

Craig Bolz ([02:57](#)):

Assure Health is the first company to create a direct-to-consumer option in the remote patient monitoring space. We're inviting investors to join us, to help us scale Assure Health nationwide, bring on thousands of patients, and help save lives.

Jeffrey Nadel ([03:12](#)):

At this time, there is no other direct-to-consumer way for a patient to just raise their hand and say, "I want these remote patient monitoring services." We're the first to build a purpose-built clinical infrastructure to support delivering high clinical quality, high standard of care remote patient monitoring services to patients. We become the most frequent and trusted healthcare touchpoint in our patients' daily lives. Our clinicians interact with the patients more frequently than any other healthcare provider they have, and that provides an incredibly exciting foundation upon which we can layer on additional healthcare services in the future, and become the go-to source for trusted healthcare services for our patient population. Assure Health has a two pronged go-to-market strategy, and patient acquisition strategy.

On-Screen Disclaimer (03:14):

Services must be ordered by a physician and be medically necessary given the patient's condition.

On-Screen Disclaimer (03:33):

Based on patient feedback.

Jeffrey Nadel (04:03):

On the one hand, we have our pure play direct-to-consumer approach, where we're able to speak directly to prospective patients through direct response marketing. On the other hand, we have our channel partnership approach, where we partner directly with assisted living facilities, home health companies, and other facilitators of care, to work with their resident or client populations, and onboard them into the Assure Health services. This allows us to acquire many patients at once for an incredibly low patient acquisition cost. Many people incorrectly assume that seniors are resistant to new technologies. What we found is that's not the case. Seniors may be resistant to technologies that aim to replace human interaction, but Assure Health's technology aims to enhance human interaction and human relationships, and that's the kind of technology that seniors love.

On-Screen Disclaimer (04:35):

Based on patient feedback.

Valerie Gonzalez (04:55):

I am an assisted living owner for the last 5 years, I've been in geriatric care for 20. And Assure Health will definitely help me manage my patient care better.

Jeffrey Nadel (05:07):

Our addressable market is significant. We estimate that over 32 million patients today would qualify for our services at little to no out-of-pocket costs. And every single day, 10 to 12 thousand people are turning 65, so this is a population that is growing by the day, and that desperately needs the kind of care that we're offering. At current public multiples, if we have 20 thousand patients, which we believe is completely achievable in the mid-term, we will be worth over a billion dollars. We are riding two very powerful trends here, because Assure Health combines telehealth and remote patient monitoring. We'd love for you to come along this journey with us as an investor, and we invite you to share in that experience of helping us to save and improve millions of lives.

On-Screen Disclaimer (05:13):

Source: Kaiser Family Foundation

Dr. Michael Hafran (05:55):

Any organization in the medical industry that is not on the digital highway is going to be left behind. Assure Health is at the front of this movement and this migration. Not only will Assure Health be involved with defining the space, but most likely will be involved in redefining the execution of medical care in the United States. (silence)

On-Screen Disclaimer (06:34):

FORWARD LOOKING STATEMENTS:

The statements contained herein may contain certain forward-looking statements relating to Assure Health Corporation d/b/a Assure Health (Assure Health) that are based on the beliefs of Assure Health's management as well as assumptions made by and information currently available to Assure Health's management. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to Assure Health's business prospects, future developments, trends and conditions in the industry and geographical markets in which Assure Health operates, its strategies, plans, objectives and goals, its ability to control costs, statements relating to prices, volumes, operations, margins, overall market trends, risk management and exchange rates.

When used herein, the words "anticipate", "believe", "could", "estimate", "expect", "going forward", "intend", "may", "ought to", "plan", "project", "seek", "should", "will", "would" and similar expressions, as they relate to Assure Health or Assure Health's management, are intended to identify forward-looking statements. These forward-looking statements reflect Assure Health's views at the time such statement were made with respect to future events and are not a guarantee of future performance or developments. You are strongly cautioned that reliance on any forward-looking statements involves known and unknown risks and uncertainties. Actual results and events may differ materially from information contained in the forward-looking statements as a result of a number of factors, including any changes in the laws, rules and regulations relating to any aspects of Assure Health's business operations, general economic, market and business conditions, including capital market developments, changes or volatility in interest rates, foreign exchange rates, equity prices or other rates or prices, the actions and developments of Assure Health's competitors and the effects of competition in the insurance industry on the demand for, and price of, Assure Health's products and services, various business opportunities that Assure Health may or may not pursue, changes in population growth and other demographic trends, including mortality, morbidity and longevity rates, persistency levels, Assure Health's ability to identify, measure, monitor and control risks in Assure Health's business, including its ability to manage and adapt its overall risk profile and risk management practices, its ability to properly price its products and services and establish reserves for future policy benefits and claims, seasonal fluctuations and factors beyond Assure Health's control. Subject to the requirements of the Listing Rules, Assure Health does not intend to update or otherwise revise such forward-looking statements, whether as a result of new information, future events or otherwise. As a result of these and other risks, uncertainties and assumptions, forward-looking events and circumstances discussed herein might not occur in the way Assure Health expects, or at all. Accordingly, you should not place reliance on any forward-looking information or statements. All forward-looking statements herein are qualified by reference to the cautionary statements set forth in this section.

OTHER CONSIDERATIONS:

All devices supplied by Assure Health in connection with the services are manufactured by third parties. Assure health does not, and cannot, guarantee that any third-party devices are free from defects. Patients should review all information and instructions for use supplied with the devices to ensure that devices are used as indicated. All names, logos and trademarks associated with the devices belong to the respective manufacturers of respective device.

Not available in all 50 states.

All devices supplied by Assure Health in connection with the services are manufactured by third parties. Assure health does not, and cannot, guarantee that any third-party devices are free from defects. Patients should review all information and instructions for use supplied with the devices to ensure that devices are used as indicated. All names, logos and trademarks associated with the devices belong to the respective manufacturers of respective device.

Wireless or internet connection required. Patients are required to supply their own personal mobile device to initiate physician visit. Additional terms, conditions and eligibility requirements apply

Clinical outcomes are not guaranteed, and, in some cases, conditions may not improve, or they may get worse.